1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com
Via EDGAR Correspondence
October 23, 2009

Ms. Patricia Williams
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:      Munder Series Trust, File Nos. 333-102943 and 811-21294
Dear Ms. Williams:
We are writing in response to comments you provided by telephone on October 16, 2009 to Jane A. Kanter and Erin G. Wagner of this office with respect to Post-Effective Amendment No. 31 (“PEA 31”), filed under the Securities Exchange Act of 1933, as amended, to the registration statement of Munder Series Trust (“Trust”). PEA 31 was filed with the Securities and Exchange Commission (“SEC”) on August 31, 2009, and included the Prospectus and Statement of Additional Information (“SAI”) with respect to each of the series of the Trust (each, a “Fund”).
On behalf of the Trust, set forth below in italics are the SEC staff’s comments on the statutory prospectus, including the new summary portion required by Items 2-8 of Form N-1A, and the SAI filed as part of PEA 31, along with our responses. Revised pages, which are marked to reflect the changes discussed below, are filed herewith.
In addition to the specific comments stated herein, the Trust has also made conforming changes, which were previously made in response to comments you provided on post-effective amendment number 25 to the registration statement of Munder Series Trust II to the extent that such comments apply to PEA 31. The accompanying marked pages reflect those comments as well as the comments that are unique to PEA 31.
MUNDER ASSET ALLOCATION FUND-BALANCED
Comment 1: As a “balanced” fund, at least 25% of the fund’s assets must consist of debt instruments. Please state such a policy in the section captioned “Principal Investment Strategies.”
Response: The Trust believes the Fund’s current policy complies with this policy. The Fund’s Principal Investment Strategies currently states “Under normal circumstances, at least 30% of the Fund’s assets will be invested in fixed income securities and cash and no more than 70% of its assets will be invested in equity securities.”
Comment 2: Please add a discussion of risks relating to investments in small and mid-cap companies in the “Principal Investment Risks” section.
Response: The Trust has revised the prospectus consistent with this comment.
US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC   EUROPE  Brussels  London  Luxembourg  Munich  Paris  ASIA  Beijing  Hong Kong

Comment 3: The Fund’s disclosure of “foreign securities risk” discusses the particular risks associated with investing in emerging market countries. Please state that the Fund may invest in emerging market countries in the Fund’s “Principal Investment Strategies.”
Response: The Trust has removed the reference to emerging market risk from the “principal investment risk” section of the prospectus consistent with this comment.
Comment 4: Please delete all but the first sentence in the second paragraph of the section captioned “Performance,” as it is considered additional information. Please note that this comment applies to the each prospectus in PEA 31, as appropriate.
Response: The Trust believes that inclusion of this paragraph is necessary in order to avoid making the presentation of the Fund’s performance misleading. The Trust believes that exclusion of this disclosure may lead investors to believe incorrectly that the performance of the various classes was substantially the same, despite the differing sales charges. The Trust has not deleted this information, although it has simplified the language presented in that paragraph.
Comment 5: Please delete the last sentence of the last paragraph of the “Performance” section concerning after-tax returns, as it is considered additional information. Please note that this comment applies to the each prospectus in PEA 31, as appropriate.
Response: The Trust believes the statement is responsive to the disclosure required by Item (2)(iv)(C), so no changes have been made to the prospectus.
Comment 6: If each of the individuals listed in the portfolio management team is jointly and severally responsible for the management of the Fund, please so state in the accompanying disclosure. Otherwise, please limit the list of portfolio managers to five (5) rather than seven (7) persons, in accordance with Instruction 2 to Item 5(b) of Form N-1A.
Response: The Trust believes that Instruction 2 to Item 5(b) permits, rather than requires, limiting the number of listed portfolio managers to five persons. The Trust further believes that since each of the listed portfolio managers (except for Mr. Kozeliski who is responsible for asset allocation decisions) is responsible for one or more separate portions of the Fund’s assets, identifying only five as having “the most significant level of responsibility for day-to-day management of the [overall] Fund” would not fairly present the division of responsibility.
Comment 7: Please add a discussion of risks relating to investments in small and mid-cap companies in the section captioned “More About the Fund’s Investment Objective, Principal Investment Strategies and Risks.”
Response: The Trust has revised the prospectus consistent with this comment.
Comment 8: Please add a discussion of the risks to the “Principal Investment Risks” section relating to the issuers’ prepayment of principal on an obligation held by the Fund (“Prepayment Risk”), currently discussed in the “More About the Fund’s Investment Objective, Principal Investment Strategies and Risks section.

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Response: The Trust believes that the Fund already adequately discusses Prepayment Risk in the “Principal Investment Risks” section. Therefore, the Trust believes that no changes are necessary in response to this comment.
Comment 9: The Fund currently discusses derivatives in the “More About the Fund’s Investment Objective, Principal Investment Strategies and Risks” section, but does not mention derivatives in the “Principal Investment Strategies” section. Please discuss the use of derivatives in the section captioned “Principal Investment Strategies” section. If the use of derivatives is not a principal strategy of the Fund, please move the discussion of derivatives and their associated risks to a section captioned “Other Investments, Investment Techniques and Risks.”
Response: The Trust has moved the reference to derivatives and their risks to the “Other Investments, Investment Techniques and Risks” section of the prospectus consistent with this comment.
Comment 10: Please delete the sentence on the back cover page that reads: “You may find more information about the Fund online. This website is not considered part of the Prospectus.”
Response: The Trust has revised the prospectus consistent with this comment.
MUNDER BOND FUND
Comment 11: In the “Principal Investment Strategies” section, please define the term “Fund’s average life” and distinguish it from the “dollar-weighted average maturity” of the Fund.
Response: In response to this comment, the Trust has revised the prospectus to replace reference to the Fund’s average life with a statement regarding the Fund’s dollar-weighted average maturity.
Comment 12: Please add a discussion of risks relating to investments in high yield bonds in the Principal Investment Risks.
Response: The Trust has revised the prospectus to delete references to lower rated securities from the Principal Investment Strategies section. Additional risk disclosure has been added to the “Other Investments, Investment Techniques and Risks” section of the prospectus consistent with this comment.
MUNDER ENERGY FUND
Comment 13: Please describe the Fund’s market capitalization strategy and the risks associated with that strategy in the sections captioned “Principal Investment Strategies” and “Principal Investment Risks,” respectively.
Response: The Trust has revised the prospectus consistent with this comment.

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MUNDER INDEX 500 FUND
Comment 14: Please add a discussion of risks relating to investments in small and mid-cap companies if the Fund may invest in securities issued by companies having small or mid-capitalizations.
Response: The Fund has added reference to the fact that the S&P 500 Index is a large-cap sector index in order to clarify that the Fund invests in large-cap companies, and not small or mid-cap companies.
MUNDER INTERNATIONAL EQUITY FUND
Comment 15: The last line of the table titled “Annual Fund Operating Expenses” should read simply “Total Annual Fund Operating Expenses,” as is displayed in Item 3 of Form N-1A. Please note that this comment also applies to each prospectus in PEA 31.
Response: The Trust has revised the prospectus consistent with this comment.
Comment 16: Please elaborate on the disclosure in the third paragraph of the section captioned “Principal Investment Strategies” that the Fund may “concentrate its investments within one or more countries or geographic regions” by explaining any policies regarding how concentrated the Fund’s investments may be in a particular country or geographic region. For example, please indicate whether the Fund will concentrate its investment in at least three countries or geographic regions.
Response: The Trust has revised the prospectus consistent with this comment.
MUNDER INTERNATIONAL SMALL-CAP FUND
Comment 17: The SEC staff feels the Fund’s definition of “small-capitalization companies” (i.e., companies with market capitalizations of $5 billion or less) allows the Fund to invest in companies whose capitalization is too large to be considered small-cap. Please revise this definition.
Response: The Fund has modified the definition of small-capitalization companies in its prospectus to read: “With respect to each country in which the Fund invests, a small-capitalization company means any company with a market capitalization that is within such country’s smallest 15% based on market capitalization.”
MUNDER INTERNET FUND
Comment 18: In the section captioned “Principal Investment Strategies,” the Fund’s description of the “Beneficiaries” of the growth of the Internet is overly broad. It is the view of the SEC that since virtually every company relies on the Internet for its business activities, the Fund should limit its investments to companies the “generate income primarily from Internet activities.”
Response: The Board of the Trust is scheduled to meet on October 27, 2009 in order to

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consider a proposal from the Fund’s advisor to change the Fund’s name to “Growth Opportunities Fund” and to modify the Fund’s principal investment strategy. If approved by the Board, the Trust intends to file another post-effective amendment to the Fund’s registration statement under Rule 485(a) under the Securities Exchange Act of 1933 on or about November 1, 2009 in order to implement these changes, to be effective by January 1, 2010. Among other changes, the advisor proposes to eliminate the Fund’s non-fundamental 80% policy adopted under Rule 35d-1 (with appropriate advanced written notice to shareholders). Given the strong likelihood that the disclosure noted in the Staff’s comment will no longer apply to a Rule 35d-1 80% policy in the near future, the Trust has not made any changes to the current disclosure.
MUNDER LARGE-CAP GROWTH FUND & MUNDER LARGE-CAP VALUE FUND
Comment 19: The SEC staff does not consider the Russell 1000 Index to be a large-cap index. Therefore, the SEC staff does not consider the Russell 1000 Index to be an appropriate index for these Funds. Please reconsider the definition of a large-capitalization company and discuss with the SEC staff.
Response: As of September 30, 2009, the dollar range of the companies in the Russell 1000 Index, the Funds’ index for defining “large-capitalization” companies, was $362 million to $330 billion, with a weighted average capitalization of $69 billion. The Trust believes this index is a reasonable reference point for defining such companies. We further add that Russell Investments, creator of the Russell 1000 Index, describes the Index as a large-cap company index:
The Russell 1000 Index measures the performance of the large-cap segment of the U.S. equity universe. It is a subset of the Russell 3000® Index and includes approximately 1,000 of the largest securities based on a combination of their market cap and current index membership. The Russell 1000 represents approximately 90% of the U.S. market.
The Russell 1000 Index is constructed to provide a comprehensive and unbiased barometer for the large-cap segment and is completely reconstituted annually to ensure new and growing equities are reflected.1 (emphasis added)
The Trust has revised the prospectuses to include a statement of the market capitalization range.
MUNDER MICRO-CAP EQUITY FUND
Comment 20: In the description of the Fund’s Principal Investment Strategies, please include a dollar range for capitalizations of companies included in the Fund’s definition of micro-cap companies.
Response: The Trust has revised the prospectus consistent with this comment.

[1]	See http://www.russell.com/indexes/characteristics_fact_sheets/us/Russell_1000_Index.asp.

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Comment 21: Please rename “Small Company Stock Risk” to “Micro-Cap Stock Risk” in the sectioned captioned “Principal Investment Risks.”
Response: The Trust has revised the prospectus consistent with this comment.
MUNDER MID-CAP CORE GROWTH FUND
Comment 22: In the description of the Fund’s Principal Investment Strategies, please include a dollar range of the market capitalizations of the companies included in the Fund’s benchmark indices.
Response: The Trust has revised the prospectus consistent with this comment.
MUNDER SMALL-CAP VALUE FUND
Comment 23: In the description of the Fund’s Principal Investment Strategies, please include a dollar range of the market capitalizations of the companies included in the Fund’s benchmark index. In addition, the SEC staff is concerned that the Fund’s benchmark index includes companies that are too large to be considered small-cap companies.
Response: The Trust has revised the prospectus consistent with this comment. As of September 30, 2009 the dollar range of the companies in the Russell 2000 Index, the Fund’s index for defining “small-capitalization” companies, was $14 million to $3.6 billion. The Trust believes this index is a reasonable reference point for defining such companies. We further add that Russell Investments, creator of the Russell 2000 Index, describes the Index as a small-cap company index:
The Russell 2000 Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000 Index is a subset of the Russell 3000® Index representing approximately 8% of the total market capitalization of that index. It includes approximately 2,000 of the smallest securities based on a combination of their market cap and current index membership.
The Russell 2000 is constructed to provide a comprehensive and unbiased small-cap barometer and is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap opportunity set.2 (emphasis added)
The Trust has revised the prospectus to include a statement of the market capitalization range.
MUNDER TAX-FREE SHORT & INTERMEDIATE BOND FUND
Comment 24: Please insert the phrase “including the alternative minimum tax” at the end of the third sentence of the first paragraph in the “Principal Investment Strategies” section.

[2]	See http://www.russell.com/Indexes/characteristics_fact_sheets/us/Russell_2000_Index.asp.

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Response: The Trust has rewritten the second to last sentence of the first paragraph as detailed in the response to Comment 26 below. The Trust believes that this change adequately conveys to shareholders the point about the treatment of securities subject to the AMT and that the change suggested in this Comment 25 is unnecessary.
Comment 25: Please insert the phrase “up to 20% of its assets” in the second to last sentence of the first paragraph in the “Principal Investment Strategies” section so that it reads as follows: “The Fund may, however, also invest up to 20% of its assets in taxable obligations, including investments that may be subject to alternative minimum tax (AMT).”
Response: The Trust has rewritten the sentence as follows: “The Fund may, however, invest up to 20% of its assets in securities whose income is not considered exempt from regular federal income tax, including bonds subject to AMT and other taxable obligations.”
* * * * * * * *
Please call the undersigned at 202.261.3302 or Erin Wagner of Dechert LLP at 202.261.3317 should you have any questions or wish to discuss our responses above.

Sincerely,
/s/ Jane A. Kanter
Jane A. Kanter

cc:	Stephen Shenkenberg Melanie M. West Erin G. Wagner

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Munder Asset Allocation Fund-Balanced
PROSPECTUS
October ~~___,~~ 31, 2009

CLASS A SHARES (MUBAX)	CLASS K SHARES (MUBKX)
CLASS B SHARES (MUBBX)	CLASS Y SHARES (MUBYX)
CLASS C SHARES (MUBCX)

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The Securities and Exchange Commission has not approved or disapproved of these securities. Further, it has not determined that the information in this Prospectus is adequate and accurate. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

SUMMARY	1
Investment Objective	1
~~Fees & Expenses of the Fund~~	~~1~~
~~Portfolio Turnover~~	~~2~~
Fees & Expenses of the Fund	1
Principal Investment Strategies	2
Principal Investment Risks	2
Performance	3
Management	4
Purchases and Sales of Fund Shares	4
Tax Information	4
Financial Intermediary Compensation	4
MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS	5
OTHER INVESTMENTS, INVESTMENT TECHNIQUES AND RISKS	6
PUBLICATION OF PORTFOLIO HOLDINGS	8
PURCHASING, EXCHANGING, CONVERTING AND REDEEMING SHARES	8
SHARE CLASS SELECTION	9
APPLICABLE SALES CHARGES	10
Front-End Sales Charges — — Class A Shares	10
Front-End Sales Charge Waivers	10
Front-End Sales Charge Reductions — Letters of Intent	11
Front-End Sales Charge Reductions — - Rights of Accumulation	11
Additional Information about Letters of Intent and Rights of Accumulation	11
Contingent Deferred Sales Charges (CDSCs)	11
CDSC Waivers — Class B and C Shares	12
DISTRIBUTION AND SERVICE FEES	12
Distribution and Service Plan Fees	12
Other Payments to Third Parties	12
PRICING OF FUND SHARES	12
DISTRIBUTIONS	13
FEDERAL TAX CONSIDERATIONS	14
~~Taxes on Distributions~~
~~Taxes on Sales, Exchanges or Conversions~~
~~Other Considerations~~
MANAGEMENT OF THE FUND	14
~~Investment Advisor~~
~~Portfolio Management Team~~
FINANCIAL HIGHLIGHTS	16
~~SHAREHOLDER GUIDE~~	~~S-1~~
~~How to Reach the Funds~~	~~S-~~
~~Share Class Eligibility and Investment Minimums~~	~~S-~~

~~How to Purchase Shares~~	~~S-~~
~~Policies for Purchasing Shares~~	~~S-~~
~~How to Redeem Shares~~	~~S-~~
~~Policies for Redeeming Shares~~	~~S-~~
~~How to Exchange Shares~~	~~S-~~
~~Policies for Exchanging Shares~~	~~S-~~
~~How to Convert Shares~~	~~S-~~
~~Policies for Converting Shares~~	~~S-~~
~~Additional Policies for Purchases, Exchanges, Conversions and Redemptions~~	~~S-~~
~~Shareholder Privileges~~	~~S-~~
~~Frequent Purchases and Redemptions of Fund Shares and Short-Term Trading Fees~~	~~S-~~
ADDITIONAL INVESTOR INFORMATION	19
HOW TO REACH THE FUNDS	19
SHARE CLASS ELIGIBILITY	19
INVESTMENT MINIMUMS	20
General Information	20
Investment Minimum Waivers and Reductions	20
Class A, B & C Shares Accounts Below Minimums	21
HOW TO PURCHASE SHARES	21
POLICIES FOR PURCHASING SHARES	22
Verification of Identity	22
Timing of Orders	22
HOW TO REDEEM SHARES	22
POLICIES FOR REDEEMING SHARES	23
Where Proceeds Are Sent	23
Short-Term Trading Fees	23
Medallion Signature Guarantees	23
Accounts Held Through Financial Institutions	23
Redemption Difficulties	23
HOW TO EXCHANGE SHARES	23
POLICIES FOR EXCHANGING SHARES	24
HOW TO CONVERT SHARES	24
ADDITIONAL POLICIES FOR PURCHASES, EXCHANGES, CONVERSIONS AND REDEMPTIONS	24
Reinstatement Privilege	25
FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES AND SHORT-TERM TRADING FEES	25
Policies and Procedures	25
Short-Term Trading Fees	26

Munder Asset Allocation Fund-Balanced
Summary

~~CLASS A SHARES (MUBAX)~~	~~CLASS K SHARES (MUBKX)~~
~~CLASS B SHARES (MUBBX)~~	~~CLASS Y SHARES (MUBYX)~~
~~CLASS C SHARES (MUBCX)~~
INVESTMENT OBJECTIVE
The Fund’s investment objective is to provide an attractive investment return through a combination of long-term growth of capital and current income.
FEES & EXPENSES OF THE FUND
The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in the Munder Funds. More information about these and other discounts is available from your financial professional and in the section entitled “Applicable Sales Charges” on page ~~XX~~10 of the Fund’s Prospectus and the section entitled “Additional Purchase, Redemption, Exchange and Conversion Information” on page ~~XX~~58 of the ~~SAI~~Statement of Additional Information.
SHAREHOLDER FEES

	Class A		Class B		Class C		Class K	Class Y
(fees paid directly from your investment)	Shares		Shares		Shares		Shares	Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.5	%(a)	None		None		None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None(b)		5	%(c)	1	%(d)	None	None
ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as	Class A	Class B	Class C	Class K	Class Y
a percentage of the value of your investment)	Shares	Shares	Shares	Shares	Shares
Management Fees	0.65%	0.65%	0.65%	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	0.00%	0.00%
~~Non-12b-1 Service Plan Fees~~	~~0.00 %~~	~~0.00 %~~	~~0.00 %~~	~~0.25 %~~	~~0.00 %~~
Other Expenses ~~(e)~~	~~x.xx~~1.00%	~~x.xx~~1.01%	~~x.xx~~1.00%	~~x.xx~~1.24%	~~x.xx~~0.97%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	0.01%	0.01%

Total Annual Fund Operating Expenses (e)	~~x.xx~~1.91%	~~x.xx~~2.67%	~~x.xx~~2.66%	~~x.xx~~1.90%	~~x.xx~~1.63%

(a)	The sales charge declines as the amount invested increases.

(b)	A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), ~~is a one-time fee charged at the time of redemption. If you redeem~~applies to redemptions of Class A shares within one year of purchase ~~Class A shares that were~~if purchased with no initial sales charge as part of an investment of $1 million or more and ~~for which~~if the Fund’s distributor paid a sales commission~~, a 1% contingent deferred sales charge (CDSC) applies~~ on the purchase.

(c)	A deferred sales charge, also known as contingent deferred sales charge (CDSC), applies to redemptions of Class B shares within six years of purchase and declines over time.

(d)	A deferred sales charge, also known as contingent deferred sales charge (CDSC), applies to redemptions of Class C shares within one year of purchase.

(e)	~~Other Expenses~~Total Annual Fund Operating Expenses above differ from the amounts shown in the Fund’s Financial Highlights for its most recent fiscal year, which reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and ~~Expenses, which reflect the pro-rata portion of the~~Expense (i.e., fees and expenses ~~charged by any underlying~~of other funds in which the Fund ~~may invest, including money market funds and ETFs. Acquired Fund Fees and Expenses are less than 0.01% of the average net assets of the Fund. [confirm]~~ invested).
EXPENSE EXAMPLE
The example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class Y Shares
1 Year	$733	$770	$369	$193	$166

3 Years	$1,117	$1,129	$826	$597	$514

5 Years	$1,525	$1,614	$1,409	$1,026	$886

10 Years	$2,660	$2,817	$2,991	$2,222	$1,932

You would pay the following expenses if you did not redeem your shares:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class Y Shares
1 Year	$733	$270	$269	$193	$166

3 Years	$1,117	$829	$826	$597	$514

5 Years	$1,525	$1,414	$1,409	$1,026	$886

10 Years	$2,660	$2,817	$2,991	$2,222	$1,932

The example does not reflect sales charges (loads) on reinvested dividends and other distributions because sales charges (loads) are not imposed by the Fund on reinvested dividends and other distributions.
PORTFOLIO TURNOVER
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not

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reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was ~~XX~~87% of the average value of its portfolio.
PRINCIPAL INVESTMENT STRATEGIES
The advisor pursues long-term growth of capital and current income by allocating the Fund’s assets among three groups: (1) equity securities, (2) fixed income securities, and (3) cash and cash equivalents. Under normal circumstances, at least 30% of the Fund’s assets will be invested in fixed income securities and cash and no more than 70% of its assets will be invested in equity securities. This investment strategy may be changed without shareholder approval; however, shareholders will be provided with 30 days’ prior written notice of any such change.
In allocating Fund investments, the advisor considers the following factors, among others:
•	general market and economic conditions and trends;

•	interest rates and inflation rates;

•	fiscal and monetary developments; and

•	long-term corporate earnings growth.
The Fund’s equity allocation is divided into multiple investment styles selected by the advisor, with each style managed independently of one another. There is no limit on the market capitalization of the companies in which the Fund may invest, or on the length of operating history for the companies, and investments may include both growth and value stocks.
The Fund’s fixed income investments will generally be rated investment grade or better, or if unrated, of comparable quality~~; however, up to 5% of the Fund’s assets may be invested in lower-rated securities~~. The dollar-weighted average maturity of the Fund’s fixed income segment will generally range between three and ten years.
The Fund’s cash position will be invested in short-term, high-quality money market instruments.
Subject to the specified ranges, the Fund’s equity, fixed income and cash allocations, as well as its allocations among equity styles, will vary over time.
Although the Fund will primarily be invested in domestic securities, up to 25% of the Fund’s assets may be invested in foreign securities. From time to time, the advisor will use exchange-traded funds (ETFs) to manage cash.
The Fund may lend securities with a value of up to 33 1/3% of the Fund’s total assets (including the loan collateral) to qualified institutions.
PRINCIPAL INVESTMENT RISKS
You may lose money if you invest in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks associated with investment in the Fund are as follows:
Stock Market Risk
The value of the equity securities in which the Fund invests may decline in response to developments affecting individual companies and/or general economic conditions. Price changes may be temporary or last for extended periods. For example, stock prices have historically fluctuated in periodic cycles.
Stock Selection Risk
In addition to, or in spite of, the impact of movements in the overall stock market, the value of the Fund’s investments may decline if the particular companies in which the Fund invests do not perform well in the market.
Smaller Company Stock Risk
Smaller or medium-sized companies often have more limited managerial and financial resources than larger, more established companies, and therefore may be more susceptible to market downturns or changing economic conditions. Prices of smaller companies tend to be more volatile than those of larger companies and issuers may be subject to greater degrees of changes in their earnings and prospects. Since smaller company stocks typically have narrower markets and are traded in lower volumes, they are often more difficult to sell.
Credit (or Default) Risk
The Fund may lose money if an issuer of a fixed income security is unable or unwilling to make timely or principal and/or interest payments or to otherwise honor its payment obligations. Further, when an issuer suffers adverse changes in its financial condition or credit rating, the price of its debt obligations may decline and/or experience greater volatility. A change in financial condition or credit rating of a fixed income security can also affect its liquidity and make it more difficult for the Fund to sell.
Interest Rate Risk
The value of the Fund’s fixed income investments may decline due to an increase in the absolute level of interest rates, or changes in the spread between two rates, the shape of the yield curve or any other interest rate relationship. Longer-term bonds are generally more sensitive to interest rate changes than shorter-term bonds. Generally, the longer the average maturity of the bonds held by the Fund, the more the Fund’s share price will fluctuate in response to interest rate changes.
Prepayment Risk
The Fund may experience losses when an issuer exercises its right to pay principal on an obligation held by the Fund (such as an asset-backed security or mortgage-backed security) earlier than expected. This may happen during a period of declining interest rates. Under these circumstances, the Fund may be unable to recoup all of its initial investment and will suffer from having to reinvest in lower yielding securities. The loss of higher yielding securities and the reinvestment at lower interest rates can reduce the Fund’s income, total return and share price. Rates of prepayment, faster or slower than expected, could reduce the Fund’s yield, increase the volatility of the Fund and/or cause a decline in net asset value. ~~Certain types of mortgage-backed securities, such as collateralized mortgage obligations, may be more volatile and less liquid than other types.~~

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Foreign Securities Risk
Foreign securities~~, particularly those from emerging market countries,~~ tend to be more volatile and less liquid than U.S. securities. Further, foreign securities may be subject to additional risks not associated with investment in U.S. securities due to differences in the economic and political environment, the amount of available public information, the degree of market regulation, and financial reporting, accounting and auditing standards, and, in the case of foreign currency-denominated securities, fluctuations in currency exchange rates.
ETF Risk
ETFs are investment companies that are bought and sold on a securities exchange. The risks of owning an ETF are generally comparable to the risks of owning the underlying securities held by the ETF. However, when the Fund invests in an ETF, it will bear additional expenses based on its pro rata share of the ETF’s operating expenses. In addition, because of these expenses, compared to owning the underlying securities directly, it may be more costly to own an ETF. Lack of liquidity in an ETF could result in an ETF being more volatile than the underlying portfolio of securities.
Securities Lending Risk
The Fund may lose money when it loans portfolio securities if the borrower fails to return the securities and the collateral provided has declined in value and/or the Fund cannot convert the collateral to cash for any reason.
PERFORMANCE
The bar chart and table below provide some indication of the risk of an investment in the Fund by showing the changes in the Fund’s performance from year to year and by showing the Fund’s average annual total returns for different calendar periods over the past ten years compared to those of a broad-based securities market ~~indices.~~
~~The annual returns in the bar chart are for the Fund’s least expensive class of shares, Class Y shares. Class A, B, C and K shares, before applicable sales charges, will have annual returns similar to those of the Class Y shares because all of the classes of shares are invested in the same portfolio of securities. Due to differing sales charges and expenses, the performance of classes not shown in the bar chart will be lower.~~index and a 60%/40% blend of a capitalization-weighted index that represents approximately 98% of the investable U.S. equity market and an index designed to measure the performance of a segment of the U.S. dollar-denominated, investment-grade, fixed-rate, taxable bond market that includes Treasuries (i.e., public obligations of the U.S. Treasury), government-related issues (i.e., agency, sovereign, supranational, and local authority debt) and corporate debt obligations with remaining maturities between one and ten years. When you consider this information, please remember the Fund’s performance in past years (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. You can obtain updated performance information on our website, www.munderfunds.com, or by calling (800) 468-6337.
The annual returns in the bar chart are for the Fund’s least expensive class of shares, Class Y shares. Due to differing sales charges and expenses, the performance of classes not shown in the bar chart will be lower.
TOTAL RETURN (%)
per calendar year

YTD through 9/30/09:	~~XX.XX~~14.95%
Best Quarter:	18.54%	(quarter ended 3/31/00)
Worst Quarter:	-16.45%	(quarter ended 12/31/08)

AVERAGE ANNUALTOTAL RETURNS for periods ended December 31, 2008	1 Year%	5 Years%	10 Years%	Since
(Including maximum sales charges)				Inception%~~(1)~~
CLASS Y (Inception 4/13/93)
Return Before Taxes	-30.46	-0.26	3.37	6.07
Return After Taxes on Distributions	-30.73	-0.99	1.50	4.13
Return After Taxes on Distributions and Sale of Fund Shares	-19.57	-0.19	2.10	4.40

Russell 3000® Index~~(2)~~ (reflects no deductions for fees, expenses or taxes)	-37.31	-1.95	-0.80	6.47
Russell 3000®/Barclays Capital Blended Index~~(2)~~ (reflects no deductions for fees, expenses or taxes)	-22.24	0.73	1.99	6.52
CLASS A (Inception 4/30/93)
Return Before Taxes	-34.41	-1.63	2.57	5.58

Russell 3000® Index~~(2)~~ (reflects no deductions for fees, expenses or taxes)	-37.31	-1.95	-0.80	6.69
Russell 3000®/Barclays Capital Blended Index~~(2)~~ (reflects no deductions for fees, expenses or taxes)	-22.24	0.73	1.99	6.64
CLASS B (Inception 6/21/94)
Return Before Taxes	-34.50	-1.57	2.51	6.07

Russell 3000® Index~~(2)~~ (reflects no deductions for fees, expenses or taxes)	-37.31	-1.95	-0.80	6.91
Russell 3000®/Barclays Capital Blended Index~~(2)~~ (reflects no deductions for fees, expenses or taxes)	-22.24	0.73	1.99	6.97
CLASS C (Inceptoin 1/24/96)

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AVERAGE ANNUAL TOTAL RETURNS for periods ended December 31, 2008	1 Year%	5 Years%	10 Years%	Since
(Including maximum sales charges)				Inception%~~(1)~~
Return Before Taxes	-31.78	-1.23	2.37	4.64

Russell 3000® Index~~(2)~~ (reflects no deductions for fees, expenses or taxes)	-37.31	-1.95	-0.80	4.60
Russell 3000®/Barclays Capital Blended Index~~(2)~~ (reflects no deductions for fees, expenses or taxes)	-22.24	0.73	1.99	5.40
CLASS K (Inception 4/16/93)
Return Before Taxes	-30.63	-0.49	3.09	5.84

Russell 3000® Index~~(2)~~ (reflects no deductions for fees, expenses or taxes)	-37.31	-1.95	-0.80	6.69
Russell 3000®/Barclays Capital Blended Index~~(2)~~ (reflects no deductions for fees, expenses or taxes)	-22.24	0.73	1.99	6.64
~~(1) The inception dates for the Class Y, A, B, C and K shares are 4/13/93, 4/30/93, 6/21/94, 1/24/96 and 4/16/93, respectively.~~ The index returns from inception for Class Y, A, B, C and K shares are as of 4/1/93, 5/1/93, 7/1/94, 2/1/96 and 5/1/93, respectively.
~~(2) The Russell 3000® Index is a capitalization-weighted index that represents approximately 98% of the investable U.S. equity market. The Russell 3000®/Barclays Capital Blended Index is a blended index of 60% Russell 3000® Index and 40% Barclays Capital Intermediate Government/Credit Index. The Barclays Capital Intermediate Government/Credit Index measures the performance of a segment of the U.S. dollar-denominated, investment-grade, fixed-rate, taxable bond market that includes Treasuries (i.e., public obligations of the U.S. Treasury), government-related issues (i.e., agency, sovereign, supranational, and local authority debt) and corporate debt obligations with remaining maturities between one and ten years.Average annual returns reflect the imposition of the maximum front-end or contingent deferred sales charge (CDSC).~~ After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. ~~If there is a capital loss at the end of the period, the return after taxes on the distributions and sale of Fund shares may exceed the return before taxes due to the tax benefit of realizing a capital loss upon the sale of Fund shares, which is factored into the result.~~ After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. After tax-returns are shown only for the Class Y shares. The after-tax returns of the Class A, B, C and K shares will vary from those shown for the Class Y shares because, as noted above, each class of shares has different sales charges, distribution fees and/or service fees, and expenses.
MANAGEMENT
Munder Capital Management (MCM) is the investment advisor of the Fund. The following individuals make up the Fund’s portfolio management team:
•	Remi J. Browne, CFA, Managing Director-International Equity of MCM, has been a member of the Fund’s portfolio management team since 2007.

•	Tony Y. Dong, CFA, Vice Chairman and Sr. Portfolio Manager of MCM, has been a member of the Fund’s portfolio management team since 2005.

•	Michael P. Gura, CFA, Sr. Portfolio Manager of MCM, has been a member of the Fund’s portfolio management team since 2005.

•	Thomas P. Kenny, CFA, Sr. Portfolio Manager of MCM, has been a member of the Fund’s portfolio management team since 2005.

•	Brian E. Kozeliski, CFA, Portfolio Manager of MCM, has been a member of the Fund’s portfolio management team since 2008.

•	Joseph W. Skornicka, CFA, Sr. Portfolio Manager of MCM, has been a member of the Fund’s portfolio management team since 2006.

•	Michael R. Vandenbossche, CFA, Sr. Portfolio Manager of MCM, has been a member of the Fund’s portfolio management team since 2005.
PURCHASES AND SALES OF FUND SHARES
Please consult the Prospectus for eligibility requirements. The following table illustrates the minimum investment requirements for each class of the Fund’s shares:

Class A, B and C Shares	Class K Shares	Class Y Shares
$2,500 initial minimum; subsequent investments of less than $50 per Fund for all account types may be refused; no minimum for certain retirement plans and approved fee-based and/or advisory program and similar accounts
	No minimum investment requirement	$1 million; $2,500 for clients of certain registered investment advisors (RIAs); no minimum for certain retirement plans and approved fee-based and/or advisory program and similar accounts; no minimum for certain MCM/Fund-related parties
Shares of the Fund are redeemable. You may sell shares of the Fund by contacting your broker, financial intermediary or other financial institution, by mail, by telephone or through the Internet on any day on which the Fund is open for business.
TAX INFORMATION
The Fund intends to make distributions that may be taxed as ordinary income or capital gains.
FINANCIAL INTERMEDIARY COMPENSATION
If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.
[Remainder of Page Intentionally Left Blank]

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MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS
As stated above, the Fund’s investment objective is to provide an attractive investment return through a combination of long-term growth of capital and current income. The Board of Trustees may change the Fund’s investment objective without shareholder approval; however, shareholders will be provided with 60 days’ prior written notice of any such change.
A summary description of the Fund’s principal investment strategies and risks begins on page 2 of this Prospectus. Below you will find additional information about the Fund’s investment in equity securities, fixed income securities, ~~derivatives,~~ ETFs, foreign securities~~,~~ and its use of securities lending and temporary and defensive investing.
Equity Investing

Equity securities in which the Fund may invest include without limitation:
•	common and preferred stock (including shares of real estate investment trusts, business development companies and investment companies);

•	securities convertible into common or preferred stock; and

•	rights and warrants.
The advisor invests in equity securities for the Fund using multiple equity investment styles. For each investment style, the advisor selects securities in a manner consistent with that style. All of the equity styles focus on financial stability, quality of management and the fundamentals of a company. Growth styles tend to seek companies with above-average and sustainable earnings growth, while value styles tend to seek companies with lower price-to-earnings ratios.
Equity Investing Risk
The Fund’s investments in equity securities include investment in both growth and value stocks, which are subject to differing risks. The prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. The prices of growth stocks also may fall or fail to appreciate as anticipated by the advisor, regardless of movements in the securities markets. Value investing attempts to identify strong companies selling at a discount from their perceived true worth. Advisors using this approach generally select stocks at prices, in their view, that are temporarily low relative to the company’s earnings, assets, cash flow and dividends. Value investing is subject to the risk that a stock’s intrinsic value may never be fully recognized or realized by the market, or its price may go down. In addition, there is the risk that a stock judged to be undervalued may actually be appropriately priced.
Fixed Income Investing
Fixed income securities in which the Fund may invest include without limitation:
•	U.S. government securities, including securities issued by agencies or instrumentalities of the U.S. government;

•	long- and short-term corporate debt obligations;

•	mortgage-backed securities, including collateralized mortgage obligations (“CMOs”);

•	asset-backed securities, including collateralized debt obligations (“CDOs”); and

•	U.S. dollar-denominated obligations of foreign governments, corporations and banks (i.e. yankee bonds).
The advisor invests in fixed income securities for the Fund using a duration-neutral investment style, which means the advisor does not shorten or lengthen the Fund’s duration based on interest rate forecasts. Instead, securities are selected based on an analysis of current versus historical interest rate relationships and the relative value of the bond market sectors. Traditional bond market sectors include government, agency, mortgage-backed, asset-backed and corporate securities.
Fixed Income Investing Risk
All fixed income securities are subject to credit (default) risk, interest rate risk and prepayment risk.
Credit (Default) Risk: Although the Fund will primarily invest in securities rated investment grade or better, lower-rated investment grade securities, such as those rated BBB- or higher by S&P or Fitch or Baa3 or higher by Moody’s, are riskier than other investment grade obligations because they are regarded as having only an adequate capacity to pay principal and interest, and are considered to lack outstanding investment characteristics. Further, while U.S. government securities issued directly by the U.S. government are guaranteed by the U.S. Treasury, other U.S. government securities issued by an agency or instrumentality of the U.S. government may not be. Certain agencies and instrumentalities are supported only by the right of the issuer to borrow from the U.S. Treasury, while others are supported only by their own credit. No assurance can be given that the U.S. government would provide financial support to its agencies or instrumentalities if not required to do so by law.
Interest Rate Risk: Although the advisor seeks to reduce interest rate risk by diversifying investments across duration, there is no guarantee that diversification will be successful.
Prepayment Risk: A substantial portion of the Fund’s fixed income portion may be invested in asset-backed and mortgage-backed securities. Accordingly, the Fund may be subject to higher prepayment risk than a Fund with a higher concentration in other types of fixed income securities. The relationship between mortgage prepayment and interest rates may give some high-yielding mortgage-backed securities less potential for growth in value than conventional bonds with comparable maturities. In addition, in the periods of falling interest rates, the rate of mortgage prepayment tends to increase. During such periods, the reinvestment of prepayment proceeds by the Fund will generally be at lower rates than the rates that were carried by the obligations that have been prepaid. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may limit substantially the pool’s ability to make payments of principal or interest to the Fund as a holder of such subordinated securities, reducing the values of those securities or in some cases rendering them worthless; the risk of such defaults is generally higher in the case of mortgage pools that include so-called “subprime” mortgages. Because of these and other reasons, a mortgage-backed security’s total return may be difficult to predict precisely. When the Fund purchases mortgage-backed securities at a premium, mortgage prepayments (which may be made at any time without penalty) may result in some loss of the Fund’s principal investment to the extent of the premium paid.
~~Derivatives~~
~~Derivative instruments are financial contracts whose value is based on an underlying security or asset, a currency exchange rate, an interest rate or a market index. Many types of instruments representing a wide range of potential risks and rewards are derivatives, including futures contracts, options on futures contracts, options, and forward currency~~

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~~exchange contracts. The Fund may, but is not required to, use derivatives for hedging (attempting to reduce risk by offsetting one investment position with another), for cash management (attempting to remain fully invested while maintaining liquidity) or to gain exposure to an investment in a manner other than investing in the asset directly. Hedging may relate to a specific investment, a group of investments, or a Fund’s portfolio as a whole. The Fund will not use derivatives for speculative purposes.~~
~~Derivatives Risk~~
~~Derivatives, such as futures, credit rate default and interest rate swap contracts, are subject to the risk that small price movements can result in substantial gains or losses. Derivatives also entail exposure to the credit risk of the derivative’s counterparty, the risk of mispricing or improper valuation, and the risk that changes in value of the derivative may not correlate perfectly with the relevant securities, assets, rates or indices. There can be no assurance that the Fund will use derivatives to hedge any particular position or risk, nor can there be any assurance that a derivative hedge, if employed, will be successful.~~
~~The use of derivative instruments exposes the Fund to additional risks and transaction costs. Risks of derivative instruments include: (1) the risk that interest rates, securities prices, asset values, and currency markets will not move in the direction that a portfolio manager anticipates; (2) imperfect correlation between the price of derivative instruments and movements in the prices of the securities, assets, interest rates or currencies being hedged; (3) the fact that skills needed to use these strategies are different than those needed to select portfolio securities; (4) the possible absence of a liquid secondary market for any particular instrument and possible exchange imposed price fluctuation limits, either of which may make it difficult or impossible to close out a position when desired; (5) the risk that adverse price movements in an instrument can result in a loss substantially greater than the Fund’s initial investment in that instrument (in some cases, the potential loss is unlimited); (6) particularly in the case of privately-negotiated instruments, the risk that the counterparty will not perform its obligations, which could leave the Fund worse off than if it had not entered into the position; and (7) the inability to close out certain hedged positions to avoid adverse tax consequences.~~
ETFs
Traditional ETFs in which the Fund may invest represent a fixed portfolio of securities designed to track a particular market segment of index. The Fund may purchase an ETF to temporarily gain exposure to a particular portion of the market while awaiting an opportunity to purchase securities directly.
ETF Risk
ETFs, like mutual funds, have expenses associated with their operation, including advisory fees. When the Fund invests in an ETF, in addition to directly bearing expenses associated with its own operations, the Fund bears its pro rata portion of the ETF’s expenses. The impact of these additional expenses, if any, ~~is~~would be shown as part of “Acquired Fund Fees and Expenses~~,~~” ~~as shown~~ in the Annual Fund Operating Expenses table on page ~~X~~1 of the Prospectus.
Foreign Securities
The term “foreign securities” includes direct investments in non-U.S. dollar-denominated securities ~~(i.e., Yankee securities)~~ that are traded outside of the U.S. and U.S. dollar-denominated securities of foreign issuers that are traded in the United States (i.e., Yankee securities). Foreign securities also include indirect investments such as depositary receipts and depositary shares.
Depositary receipts are U.S. dollar-denominated receipts representing shares of foreign-based corporations and depositary shares are shares issued under a deposit agreement representing shares of foreign-based corporations. American Depositary Receipts (ADRs) and American Depositary Shares (ADSs) are issued by U.S. banks or trust companies, and entitle the holder to all dividends and capital gains that are paid out of the underlying foreign assets. European Depositary Receipts (EDRs) and Global Depositary Receipts (GDRs) are issued by European financial institutions. New York Registered Shares (NYRs), also known as Guilder Shares since most of the issuing companies are Dutch, are U.S. dollar-denominated certificates issued by foreign companies specifically for the U.S. market.
Foreign Securities Risk
Investments by the Fund in foreign securities, including Yankee securities (i.e., dollar-denominated securities of foreign issuers), present risks of loss in addition to those presented by investments in U.S. securities. Particularly, in less developed countries, political and economic risks may be greater. The possible seizure or nationalization of foreign holdings, the possible establishment of exchange controls or freezes on the convertibility of currency, or the adoption of other governmental restrictions might adversely affect an investment in foreign securities.
Issuers of foreign securities and foreign securities markets are generally not subject to the same degree of regulation as are U.S. issuers and U.S. securities markets. The reporting, accounting and auditing standards of foreign countries may differ, in some cases significantly, from U.S. standards.
To the extent the Fund invests in foreign currency-denominated securities, fluctuations in currency exchange rates, which may be significant over short periods of time, will cause the Fund’s net asset value to fluctuate as well. A decline in the value of a foreign currency relative to the U.S. dollar will reduce the value of a foreign currency-denominated security. If the Fund holds cash in foreign currencies, it may be exposed to risks independent of its securities positions.
Direct investments in foreign securities also may involve higher costs than investment in U.S. securities, including higher transaction and custody costs as well as the imposition of additional taxes by foreign governments. Further, foreign securities may be subject to the imposition of withholding taxes on dividend income.
Securities Lending
The Fund utilizes a lending agent to loan portfolio securities to qualified institutions on a short-term basis. Each loan is secured by cash or non-cash collateral, which is adjusted daily. Cash collateral is typically invested in a registered money market fund. Non-cash collateral is typically made up of high-quality government or agency securities. Under the terms of each loan, the lending agent collects a fee from the borrower, a portion of which will be rebated upon return of the loaned securities. The Fund earns a specified percentage of the net fee earned by the lending agent, including any earnings on the invested cash collateral.
Securities Lending Risk
If the borrower fails to return the loaned securities and the collateral provided has declined in value and/or the Fund cannot convert the collateral to cash for any reason, the Fund could lose money. To the extent cash collateral received from a borrower is invested in a money market fund or similar short-term investment vehicle, the value of the collateral is subject to the credit and liquidity risks associated with that investment.

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Temporary and Defensive Investing
Short-term instruments in which the Fund may invest include without limitation:
•	repurchase agreements;

•	commercial paper and short-term corporate debt obligations;

•	bankers’ acceptances and certificates of deposit;

•	U.S. government securities; and

•	exchange-traded funds and money market mutual funds.
Temporary and Defensive Investing Risk
During periods when the Fund maintains an increased exposure to short-term obligations, it will not fully participate in equity or fixed income market movements and may not achieve its investment objective. Short periods of deviation from full market exposure during a market upswing can have a significant adverse impact on the Fund’s returns.
OTHER INVESTMENTS, INVESTMENT TECHNIQUES AND RISKS
The Fund’s advisor may use several types of investments or investment techniques in furtherance of the Fund’s overall investment objective, which the advisor does not consider part of the Fund’s principal investment strategies. The most significant of these and their associated risks are described below. Additional information on other investments and investment techniques that may be used by the advisor is included in the Fund’s Statement of Additional Information.
Borrowing
The Fund may borrow from banks in an amount up to 33 1/3% of the Fund’s assets, including the amount borrowed. The Fund may also issue a note evidencing a temporary loan (i.e., one that must be repaid within 60 days), as long as it does not exceed 5% of the Fund’s total assets. Borrowing may include utilization of a line of credit or short-term loan from the Fund’s custodian in order to meet redemptions, settle trades or otherwise provide liquidity.
Borrowing Risk
Borrowings by the Fund may involve leveraging. As leverage increases, the negative impact on the Fund’s net asset value from a decline in value of the Fund’s securities will be magnified. Further, interest rates paid on outstanding borrowings will fluctuate. As interest rates rise, the cost of borrowing increases.
Derivatives
Derivative instruments are financial contracts whose value is based on an underlying security or asset, a currency exchange rate, an interest rate or a market index. Many types of instruments representing a wide range of potential risks and rewards are derivatives, including futures contracts, options on futures contracts, options, and forward currency exchange contracts. The Fund may, but is not required to, use derivatives for hedging (attempting to reduce risk by offsetting one investment position with another), for cash management (attempting to remain fully invested while maintaining liquidity) or to gain exposure to an investment in a manner other than investing in the asset directly. Hedging may relate to a specific investment, a group of investments, or a Fund’s portfolio as a whole. The Fund will not use derivatives for speculative purposes.
Derivatives Risk
Derivatives, such as futures, credit rate default and interest rate swap contracts, are subject to the risk that small price movements can result in substantial gains or losses. Derivatives also entail exposure to the credit risk of the derivative’s counterparty, the risk of mispricing or improper valuation, and the risk that changes in value of the derivative may not correlate perfectly with the relevant securities, assets, rates or indices. There can be no assurance that the Fund will use derivatives to hedge any particular position or risk, nor can there be any assurance that a derivative hedge, if employed, will be successful.
The use of derivative instruments exposes the Fund to additional risks and transaction costs. Risks of derivative instruments include: (1) the risk that interest rates, securities prices, asset values, and currency markets will not move in the direction that a portfolio manager anticipates; (2) imperfect correlation between the price of derivative instruments and movements in the prices of the securities, assets, interest rates or currencies being hedged; (3) the fact that skills needed to use these strategies are different than those needed to select portfolio securities; (4) the possible absence of a liquid secondary market for any particular instrument and possible exchange imposed price fluctuation limits, either of which may make it difficult or impossible to close out a position when desired; (5) the risk that adverse price movements in an instrument can result in a loss substantially greater than the Fund’s initial investment in that instrument (in some cases, the potential loss is unlimited); (6) particularly in the case of privately-negotiated instruments, the risk that the counterparty will not perform its obligations, which could leave the Fund worse off than if it had not entered into the position; and (7) the inability to close out certain hedged positions to avoid adverse tax consequences.
Dollar Roll Transactions
The Fund may seek to obtain market exposure to certain types of securities by entering into a series of purchase and sale transactions, such as dollar rolls, involving those securities. In a dollar roll transaction, the Fund sells a security to a dealer and simultaneously agrees to repurchase a similar security in the future at a predetermined price.
Dollar Roll Transaction Risk
A dollar roll involves potential risks of loss that are different from those related to securities underlying the transactions. The Fund may be required to purchase securities at a higher price than may otherwise be available on the open market. Since the counterparty in the transaction is required to deliver a similar, but not identical, security to the Fund, the security that the Fund is required to buy under the dollar roll may be worth less than an identical security. There is no assurance that the Fund’s use of cash that it receives from a dollar roll will provide a return that exceeds borrowing costs.
Lower-Rated Securities
Although the Fund will primarily invest in investment grade securities, up to 5% of the Fund’s assets may be invested in lower-rated securities or comparable unrated securities. A security is considered investment grade if, at the time of purchase, it is rated BBB- or higher by S&P, Baa3 or higher by Moody’s, or BBB- or higher by Fitch.
Lower-Rated Securities Risk
Lower-rated debt securities and comparable unrated securities generally present a higher degree of credit risk than higher-rated securities and the risk of loss due to default by such issuers is significantly greater because lower-rated debt and comparable unrated securities generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. Further,

7

market values of lower-rated debt and comparable unrated securities tend to be relatively volatile.
The existence of limited markets for lower-rated debt and comparable unrated securities may diminish the Fund’s ability to (a) obtain accurate market quotations for purposes of valuing such securities and calculating its net asset value or (b) sell the securities at fair value either to meet redemption requests or to respond to changes in the economy or in financial markets.
Short-Term Trading
From time to time, the Fund may buy and sell the same security within a short period of time. The frequency of trading within the Fund impacts portfolio turnover rates, which are shown in the Financial Highlights.
Short-Term Trading Risk
A high rate of portfolio turnover (100% or more) could produce higher trading costs and taxable distributions, which would detract from the Fund’s performance.
When-Issued Securities and Delayed Delivery
A purchase of “when-issued” securities refers to a transaction made conditionally because the securities, although authorized, have not yet been issued. A delayed delivery or forward commitment transaction involves a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.
When-Issued Securities and Delayed Delivery Risk
Purchasing or selling securities on a when-issued, delayed delivery or forward commitment basis involves the risk that the value of the securities may change by the time they are actually issued or delivered. These transactions also involve the risk that the counterparty may fail to deliver the security or cash on the settlement date. In some cases, the Fund may sell a security on a delayed delivery basis that it does not own, which may subject the Fund to additional risks generally associated with short sales. Among other things, the market price of the security may increase after the Fund enters into the delayed delivery transaction, and the Fund will suffer a loss when it purchases the security at a higher price in order to make delivery. In addition, the Fund may not always be able to purchase the security it is obligated to deliver at a particular time or at an acceptable price.
PUBLICATION OF PORTFOLIO HOLDINGS
The Fund publishes a complete list of its portfolio holdings no less frequently than quarterly on the Munder Funds website at www.munderfunds.com under the “All Holdings” link on the Fund’s Profile Page. The Fund generally posts such information no earlier than 30 days after the end of the period to which the information relates. The three most recent previously published portfolio holdings lists can be accessed through the “Historical All Holdings” link on the Fund’s Profile Page. The Fund may also publish other information on the Fund’s Profile Page relating to its portfolio holdings (e.g., top ten holdings, sector information and other portfolio characteristic data). The Fund generally posts such information no earlier than 15 days after the end of the period to which it relates. A description of the Fund’s policies and procedures with respect to the disclosure of information regarding the Fund’s portfolio securities is available in the Fund’s Statement of Additional Information.
PURCHASING, EXCHANGING, CONVERTING AND REDEEMING SHARES
Purchasing Shares
You may purchase Class A, B, C, K or Y shares of the Fund at the NAV next determined after your purchase order is received in proper form (plus any applicable sales charge for purchases of Class A shares). Class B, K and Y shares are only available for purchase by limited types of investors. Please see the ~~Shareholder Guide~~ section of this Prospectus entitled “Additional Investor Information” for more information regarding eligibility requirements. Broker-dealers or financial intermediaries (other than the Fund’s distributor) may charge you additional fees for shares you purchase through them. For information regarding policies and procedures associated with purchasing shares of the Fund, including minimum investment requirements, please see the ~~Shareholder Guide~~ section of this Prospectus~~.~~ entitled “Additional Investor Information.”
Exchanging Shares
You may exchange your Fund shares for shares of the same class of other Munder Funds based on their relative net asset values (NAVs) provided you meet the eligibility requirements for the class into which you desire to exchange your shares. For information regarding policies and procedures associated with exchanging shares, please see the ~~Shareholder Guide~~ section of this Prospectus~~.~~ entitled “Additional Investor Information.”
Converting Shares
You may convert (i) Class A, B or C shares of the Fund to Class Y shares of the Fund or (ii) Class K shares of the Fund to Class A or Y shares of the Fund, based on each class’s relative NAV provided you meet the eligibility requirements for the class into which you desire to convert your shares. For conversions of Class B or C shares to Class Y shares, your Class B or C shares must not currently be subject to any contingent deferred sales charge (CDSC). The Fund will treat any conversion between classes of shares of the same Fund as a tax-free event. By contrast, the Funds will treat an exchange between classes of shares of different Funds as a taxable event. For more information regarding policies and procedures associated with converting Fund shares, please see the ~~Shareholder Guide~~ section of this Prospectus~~.~~ entitled “Additional Investor Information.”
Redeeming Shares
You may redeem shares at the NAV next determined after your redemption request is received in proper form. We will reduce the amount you receive by the amount of any applicable contingent deferred sales charge (CDSC). For more information regarding policies and procedures associated with redeeming shares, including restrictions or fees imposed on redemptions, please see the ~~Shareholder Guide~~ section of this Prospectus~~.~~ entitled “Additional Investor Information.”

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ADDITIONAL INFORMATION
More information about the Fund is available free of charge upon request, including the following:
ANNUAL/SEMI-ANNUAL REPORTS
Additional information about the Fund’s investments is available in the Fund’s annual and semi-annual reports to shareholders.
You will receive unaudited semi-annual reports and audited annual reports on a regular basis from the Fund. In the Fund’s annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year.
STATEMENT OF ADDITIONAL INFORMATION
The Fund’s Statement of Additional Information provides more detail about the Fund and its investment strategies, risks and restrictions. A current Statement of Additional Information is on file with the Securities and Exchange Commission and is incorporated by reference into (and is considered part of) this ~~pPospectus~~Prospectus.

SHAREHOLDER INQUIRIES:

By e-mail:	fundcontact@munder.com

By telephone:	(800) 468-6337

By Mail:	The Munder Funds Attn: Secretary 480 Pierce Street Birmingham, MI 48009
~~Distributor: Funds Distributor, LLC~~
~~SEC File Number: 811-21294~~

TO OBTAIN INFORMATION:

By Telephone:	(800) 438-5789

By Mail:	The Munder Funds P.O. Box 9701 Providence, RI 02940

By overnight delivery:	The Munder Funds 101 Sabin Street Pawtucket, RI 02860

By Internet	www.munderfunds.com
~~You may find more information about the Fund online. This website is not considered part of the Prospectus.~~
SECURITIES AND EXCHANGE COMMISSION
Text-only versions of Fund documents can be viewed online or downloaded from: www.sec.gov
Information about the Fund (including the Statement of Additional Information) can be reviewed and copied at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C., and information on the operation of the Public Reference Room may be obtained by calling (202) 551-8090. Reports and other information about the Fund are available on the EDGAR Database on the Securities and Exchange Commission’s internet site at ~~http://~~www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing to the Securities and Exchange Commission’s Public Reference Section, Washington, D.C. 20549-0102.
Distributor: Funds Distributor, LLC
SEC File Number: 811-21294

Munder Bond Fund
Summary

~~CLASS A SHARES (MUCAX)~~	~~CLASS K SHARES (MUCKX)~~
~~CLASS B SHARES  (MUCBX)~~	~~CLASS Y SHARES  (MUCYX)~~
~~CLASS C SHARES (MUCCX)~~
INVESTMENT OBJECTIVE
The Fund’s primary investment objective is to provide a high level of current income. Its secondary objective is capital appreciation.
FEES & EXPENSES OF THE FUND
The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in the Munder Funds. More information about these and other discounts is available from your financial professional and in the section entitled “Applicable Sales Charges” on page ~~XX~~9 of the Fund’s Prospectus and the section entitled “Additional Purchase, Redemption, Exchange and Conversion Information” on page ~~XX~~58 of the ~~SAI~~Statement of Additional Information.

SHAREHOLDER FEES	Class A		Class B		Class C		Class K	Class Y
(fees paid directly from your investment)	Shares		Shares		Shares		Shares	Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4	%(a)	None		None		None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None(b)		5	%(c)	1	%(d)	None	None

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your	Class A	Class B	Class C	Class K	Class Y
investment)	Shares	Shares	Shares	Shares	Shares
Management Fees	0.40%	0.40%	0.40%	0.40%	0.40%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	0.00%	0.00%
~~Non-12b-1 Service Plan Fees~~	~~0.00%~~	~~0.00%~~	~~0.00%~~	~~0.25%~~	~~0.00%~~
Other Expenses~~(e)~~	~~x.xx~~0.35%	~~x.xx~~0.36%	~~x.xx~~0.36%	~~x.xx~~0.60%	~~x.xx~~0.35%
Acquired Fund Fees and Expenses	0.04%	0.04%	0.04%	0.04%	0.04%

Total Annual Fund Operating Expenses Before Waivers and Reimbursements(e)	~~x.xx~~1.04%	~~x.xx~~1.80%	~~x.xx~~1.80%	~~x.xx~~1.04%	~~x.xx~~0.79%

Fee Waivers and/or Expense Reimbursements (f)	-~~x.xx~~0.35%	-~~x.xx~~0.36%	-~~x.xx~~0.36%	-~~x.xx~~0.35%	-~~x.xx~~0.35%

Total Net Annual Fund Operating Expenses (e)(f)	~~x.xx~~0.69%	~~x.xx~~1.44%	~~x.xx~~1.44%	~~x.xx~~0.69%	~~x.xx~~0.44%

(a)	The sales charge declines as the amount invested increases.

(b)	A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), ~~is a one-time fee charged at the time of redemption. If you redeem~~applies to redemptions of Class A shares within one year of purchase ~~Class A shares that were~~if purchased with no initial sales charge as part of an investment of $1 million or more and ~~for which~~if the Fund’s distributor paid a sales commission~~, a 1% contingent deferred sales charge (CDSC) applies~~ on the purchase.

(c)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class B shares within six years of purchase and declines over time.

(d)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class C shares within one year of purchase.

(e)	~~Other Expenses~~Total Annual Fund Operating Expenses above differ from the amounts shown in the Fund’s Financial Highlights for its most recent fiscal year, which reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and ~~Expenses, which reflect the pro-rata portion of the~~Expense (i.e., fees and expenses ~~charged by any underlying~~of other funds in which the Fund ~~may invest, including money market funds and ETFs. Acquired Fund Fees and Expenses are less than 0.01% of the average net assets of the Fund. [confirm]~~ invested).

(f)	Pursuant to an Expense Limitation Agreement, MCM has agreed contractually through at least October 31, 2010 to waive or limit fees or to assume other expenses of the Fund so that, on an annualized basis, the Total Net Annual Operating Expenses (other than taxes, interest, litigation, dividends and interest expense on securities sold short, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and Acquired Fund Fees and Expenses (as interpreted by the Securities and Exchange Commission from time to time)) do not exceed 0.65% for Class A and K shares, 1.40% for Class B and C shares, and 0.40% for Class Y shares. There is no guarantee that the Expense Limitation Agreement will be extended after its expiration or at the currently specified level.
EXPENSE EXAMPLE
The example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class Y Shares
1 Year	$468	$647	$247	$70	$45

3 Years	$684	$831	$531	$296	$217

5 Years	$918	$1,141	$941	$540	$404

10 Years	$1,589	$1,886	$2,087	$1,239	$945

You would pay the following expenses if you did not redeem your shares:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class Y Shares
1 Year	$468	$147	$147	$70	$45

3 Years	$684	$531	$531	$296	$217

5 Years	$918	$941	$941	$540	$404

10 Years	$1,589	$1,886	$2,087	$1,239	$945

The example does not reflect sales charges (loads) on reinvested dividends and other distributions because sales charges (loads) are not imposed by the Fund on reinvested dividends and other distributions.
PORTFOLIO TURNOVER
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was ~~XX~~154% of the average value of its portfolio.
PRINCIPAL INVESTMENT STRATEGIES
The advisor pursues its investment objectives by investing, under normal circumstances, at least 80% of the Fund’s assets in a broad range of bonds. This investment strategy may not be changed without 60 days’ prior notice to shareholders. For purposes of this investment strategy, assets of the Fund means net assets plus the amount of any borrowings for investment purposes.
The advisor utilizes a duration-neutral investment style, which means the advisor does not shorten or lengthen the Fund’s duration based on interest rate forecasts. Instead, securities are selected based on an analysis of current versus historical interest rate relationships and the relative value of the bond market sectors. The Fund’s dollar-weighted average ~~life~~maturity will generally range between ~~four~~three and ~~fifteen~~seven years.
Bonds, also known as fixed income securities, in which the Fund may invest include without limitation:
•	U.S. government securities, including securities issued by agencies or instrumentalities of the U.S. government;

•	long- and short-term corporate debt obligations;

•	mortgage-backed securities, including collateralized mortgage obligations (“CMOs”);

•	asset-backed securities, including collateralized debt obligations (“CDOs”); and

•	U.S. dollar-denominated obligations of foreign governments, corporations and banks (i.e. yankee bonds)
The bonds in which the Fund will invest will generally be rated investment grade or better, or if unrated, of comparable quality~~; however, up to 5% of the Fund’s assets may be invested in lower-rated securities.~~
The Fund may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short-term trading of portfolio securities. The Fund may also utilize dollar roll transactions, which are series of purchase and sale transactions, to obtain market exposure to certain types of securities, particularly mortgage-backed securities. From time to time, the advisor may enter into futures and/or credit default swap contracts and may use exchange-traded funds (ETFs) to manage cash.
Although the Fund will primarily be invested in domestic securities, up to 25% of the Fund’s assets may be invested in foreign securities. The Fund may lend securities with a value of up to 33 1/3% of the Fund’s total assets (including the loan collateral) to qualified institutions.
PRINCIPAL INVESTMENT RISKS
You may lose money if you invest in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks associated with investment in the Fund are as follows:
Credit (or Default) Risk
The Fund may lose money if an issuer of a fixed income security is unable or unwilling to make timely or principal and/or interest payments or to otherwise honor its payment obligations. Further, when an issuer suffers adverse changes in its financial condition or credit rating, the price of its debt obligations may decline and/or experience greater volatility. A change in financial condition or credit rating of a fixed income security can also affect its liquidity and make it more difficult for the Fund to sell.
Interest Rate Risk
The value of a bond may decline due to an increase in the absolute level of interest rates, or changes in the spread between two rates, the shape of the yield curve or any other interest rate relationship. Longer-term bonds are generally more sensitive to interest rate changes than shorter-term bonds. Generally, the longer the average maturity of the bonds held by the Fund, the more the Fund’s share price will fluctuate in response to interest rate changes.
Prepayment Risk
A substantial portion of the Fund may be invested in asset-backed and mortgage-backed securities. Accordingly, the Fund may be subject to higher prepayment risk than a Fund with a higher concentration in other types of fixed income securities. The Fund may experience losses when an issuer exercises its right to pay principal on an obligation held by the Fund earlier than expected. This may happen during a period of declining interest rates. Under these circumstances, the Fund may be unable to recoup all of its initial investment and will suffer from having to reinvest in lower yielding securities. The loss of higher yielding securities and the reinvestment at lower interest rates can reduce the Fund’s income, total return and share price. Rates of prepayment, faster or slower than expected, could reduce the Fund’s yield, increase the volatility of the Fund and/or cause a decline in net asset value. ~~Certain types of mortgage-backed securities, such as CMOs, may be more volatile and less liquid than other types.~~
When-Issued Securities and Delayed Delivery Risk
A purchase of “when-issued” securities refers to a transaction made conditionally because the securities, although authorized, have not yet been issued. A delayed delivery or forward commitment transaction involves a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period. Purchasing or selling securities on a when-issued, delayed delivery or forward commitment basis involves the risk that the value of the securities may change by the time they are actually issued or delivered. These transactions also involve the risk that the counterparty may fail to deliver the security or cash on the settlement date. In some cases, the Fund may sell a security on a delayed delivery basis that it does not own, which may subject the Fund to additional risks generally associated with short sales. Among other things, the market price of the security may increase after the Fund enters into the delayed delivery transaction, and the Fund will suffer a loss when it purchases the security at a higher price in order to mortgage-backed securities, mortgage dollar rolls, CMO residuals, stripped mortgage-backed securities (“SMBSs”) and other securities that directly or indirectly represent a participation in, or are secured by and payable from, commercial or residential mortgage loans on real property.
Mortgage-Backed Securities Risk
The relationship between mortgage prepayment and interest rates may give some high-yielding mortgage-backed securities less potential for growth in value than conventional bonds with comparable maturities. In addition, in the periods of falling interest rates, the rate of mortgage prepayment tends to increase. During such periods, the reinvestment of prepayment proceeds by the Fund will generally be at lower rates than the rates that were carried by the obligations that have been prepaid. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may limit substantially the pool’s ability to make payments of principal or interest to the Fund as a holder of such subordinated securities, reducing the values of those securities or in some cases rendering them worthless; the risk of such defaults is generally higher in the case of mortgage pools that include so-called “subprime” mortgages. Because of these and other reasons, a mortgage-backed security’s total return may be difficult to predict precisely. When the Fund purchases mortgage-backed securities at a premium, mortgage prepayments (which may be made at any time without penalty) may result in some loss of the Fund’s principal investment to the extent of the premium paid.
U.S. Government Securities
U.S. government securities include securities issued by the U.S. government or any of its agencies or instrumentalities.
U.S. Government Securities Risk
While U.S. government securities issued directly by the U.S. government are guaranteed by the U.S. Treasury, other U.S. government securities issued by an agency or instrumentality of the U.S. government may not be. Certain agencies and instrumentalities are supported only by the right of the issuer to borrow from the U.S. Treasury, while others are supported only by their own credit. No assurance can be given that the U.S. government would provide financial support to its agencies or instrumentalities if not required to do so by law.
Securities Lending
The Fund utilizes a lending agent to loan portfolio securities to qualified institutions on a short-term basis. Each loan is secured by cash or non-cash collateral, which is adjusted daily. Cash collateral is typically invested in a registered money market fund. Non-cash collateral is typically made up of high-quality government or agency securities. Under the terms of each loan, the lending agent collects a fee from the borrower, a portion of which will be rebated upon return of the loaned securities. The Fund earns a specified percentage of the net fee earned by the lending agent, including any earnings on the invested cash collateral.
Securities Lending Risk
If the borrower fails to return the loaned securities and the collateral provided has declined in value and/or the Fund cannot convert the collateral to cash for any reason, the Fund could lose money. To the extent cash collateral received from a borrower is invested in a money market fund or similar short-term investment vehicle, the value of the collateral is subject to the credit and liquidity risks associated with that investment.
~~U.S. Government Securities~~
~~U.S. government securities include securities issued by the U.S. government or any of its agencies or instrumentalities.~~
~~U.S. Government Securities Risk~~
~~While U.S. government securities issued directly by the U.S. government are guaranteed by the U.S. Treasury, other U.S. government securities issued by an agency or instrumentality of the U.S. government may not be. Certain agencies and instrumentalities are supported only by the right of the issuer to borrow from the U.S. Treasury, while others are supported only by their own credit. No assurance can be given that the U.S. government would provide financial support to its agencies or instrumentalities if not required to do so by law.~~
OTHER INVESTMENTS, INVESTMENT TECHNIQUES AND RISKS
The Fund’s advisor may use several types of investments or investment techniques in furtherance of the Fund’s overall investment objective, which the advisor does not consider part of the Fund’s principal investment strategies. The most significant of these and their associated risks are described below. Additional information on other investments and investment techniques that may be used by the advisor is included in the Fund’s Statement of Additional Information.
Borrowing
The Fund may borrow from banks in an amount up to 33 1/3% of the Fund’s assets, including the amount borrowed. The Fund may also issue a note evidencing a temporary loan (i.e., one that must be repaid within 60 days), as long as it does not exceed 5% of the Fund’s total assets. Borrowing may include utilization of a line of credit or short-term loan from the Fund’s custodian in order to meet redemptions, settle trades or otherwise provide liquidity.
Borrowing Risk
Borrowings by the Fund may involve leveraging. As leverage increases, the negative impact on the Fund’s net asset value from a decline in value of the Fund’s securities will be magnified. Further, interest rates paid on outstanding borrowings will fluctuate. As interest rates rise, the cost of borrowing increases.
Lower-Rated Securities
Although the Fund will primarily invest in investment grade securities, up to 5% of the Fund’s assets may be invested in lower-rated securities or comparable unrated securities. A security is considered investment grade if, at the time of purchase, it is rated BBB- or higher by S&P, Baa3 or higher by Moody’s, or BBB- or higher by Fitch.
Lower-Rated Securities Risk
Lower-rated debt securities and comparable unrated securities generally present a higher degree of credit risk than higher-rated securities and the risk of loss due to default by such issuers is significantly greater because lower-rated debt and comparable unrated securities generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. Further, market values of lower-rated debt and comparable unrated securities tend to be relatively volatile.
The existence of limited markets for lower-rated debt and comparable unrated securities may diminish the Fund’s ability to (a) obtain accurate market quotations for purposes of valuing such securities and calculating its net asset value or (b) sell the securities at fair value either to meet redemption requests or to respond to changes in the economy or in financial markets.
Temporary and Defensive Investing
Short-term instruments in which the Fund may invest include without limitation:
•	repurchase agreements;

•	commercial paper and short-term corporate debt obligations;

•	bankers’ acceptances and certificates of deposit;

•	U.S. government securities; and

•	exchange-traded funds and money market mutual funds.
The Fund typically minimizes its cash holdings in an effort to provide investors with full market exposure to the particular asset class or classes represented by the Fund. This approach, which avoids trying to time broad market movements, allows investors to make their own asset allocation decisions. From time to time, however, the Fund temporarily may, but is not required to, invest all or any portion of its assets in short-term obligations in order to meet redemption requests or as a defensive measure in response to adverse market or economic conditions.
Temporary and Defensive Investing Risk
During periods when the Fund maintains an increased exposure to short-term obligations, it will not fully participate in fixed income market movements and may not achieve its investment objective. Short periods of deviation from full market exposure during a market upswing can have a significant adverse impact on the Fund’s returns.
PUBLICATION OF PORTFOLIO HOLDINGS
The Fund publishes a complete list of its portfolio holdings no less frequently than quarterly on the Munder Funds website at www.munderfunds.com under the “All Holdings” link on the Fund’s Profile Page. The Fund generally posts such information no earlier than 30 days after the end of the period to which the information relates. The three most recent previously published portfolio holdings lists can be accessed through the “Historical All Holdings” link on the Fund’s Profile Page. The Fund may also publish other information on the Fund’s Profile Page relating to its portfolio holdings (e.g., top ten holdings, sector information and other portfolio characteristic data). The Fund generally posts such information no earlier than 15 days after the end of the period to which it relates. A description of the Fund’s policies and procedures with respect to the disclosure of information regarding the Fund’s portfolio securities is available in the Fund’s Statement of Additional Information.
PURCHASING, EXCHANGING, CONVERTING AND REDEEMING SHARES
Purchasing Shares
You may purchase Class A, B, C, K or Y shares of the Fund at the NAV next determined after your purchase order is received in proper form (plus any applicable sales charge for purchases of Class A shares). Class B, K and Y shares are only available for purchase by limited types of investors. Please see the ~~Shareholder Guide section~~Section of this Prospectus entitled “Additional Investor Information” for more information regarding eligibility requirements. Broker-dealers or financial intermediaries (other than the Fund’s distributor) may charge you additional fees for shares you purchase through them. For information regarding policies and procedures associated with purchasing shares of the Fund, including minimum investment requirements, please see the ~~Shareholder Guide section~~Section of this Prospectus~~.~~ entitled “Additional Investor Information.”
Exchanging Shares
You may exchange your Fund shares for shares of the same class of other Munder Funds based on their relative net asset values (NAVs) provided you meet the eligibility requirements for the class into which you desire to exchange your shares. For information regarding policies and procedures associated with exchanging shares, please see the ~~Shareholder Guide section~~ Section of this Prospectus. entitled “Additional Investor Information.”
Converting Shares
You may convert (i) Class A, B or C shares of the Fund to Class Y shares of the Fund or (ii) Class K shares of the Fund to Class A or Y shares of the Fund, based on each class’s relative NAV provided you meet the eligibility requirements for the class into which you desire to convert your shares. For conversions of Class B or C shares to Class Y shares, your Class B or C shares must not currently be subject to any contingent deferred sales charge (CDSC). The Fund will treat any conversion between classes of shares of the same Fund as a tax-free event. By contrast, the Funds will treat an exchange between classes of shares of different Funds as a taxable event. For more information regarding policies and procedures associated with converting Fund shares, please see the ~~Shareholder Guide section~~ Section of this Prospectus~~.~~ entitled “Additional Investor Information.”
Redeeming Shares
You may redeem shares at the NAV next determined after your redemption request is received in proper form. We will reduce the amount you receive by the amount of any applicable contingent deferred sales charge (CDSC). For more information regarding policies and procedures associated with redeeming shares, including restrictions or fees imposed on redemptions, please see the ~~Shareholder Guide section~~ Section of this Prospectus~~.~~ entitled “Additional Investor Information.”
[Remainder of Page Intentionally Left Blank]

Munder Energy Fund
Summary

~~CLASS A SHARES (MPFAX)~~	~~CLASS C SHARES (MPFTX)~~
~~CLASS B SHARES (MPFBX)~~	~~CLASS Y SHARES (MPFYX)~~
INVESTMENT OBJECTIVE
The Fund’s investment objective is to provide long-term capital appreciation.
FEES & EXPENSES OF THE FUND
The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in the Munder Funds. More information about these and other discounts is available from your financial professional and in the section entitled “Applicable Sales Charges” on page ~~XX~~8 of the Fund’s Prospectus and the section entitled “Additional Purchase, Redemption, Exchange and Conversion Information” on page ~~XX~~58 of the ~~SAI~~Statement of Additional Information.
SHAREHOLDER FEES

	Class A		Class B		Class C		Class Y
(fees paid directly from your investment)	Shares		Shares		Shares		Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.5	%(a)	None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None(b)		5	%(c)	1	%(d)	None
ANNUAL FUND OPERATING EXPENSES

	Class A	Class B	Class C	Class Y
(expenses that you pay each year as a percentage of the value of your investment)	Shares	Shares	Shares	Shares
Management Fees	0.75%	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	0.00%
Other Expenses ~~(e)~~	~~x.xx~~0.83%	~~x.xx~~0.81%	~~x.xx~~0.83%	~~x.xx~~0.84%

Total Annual Fund Operating Expenses	~~x.xx~~1.83%	~~x.xx~~2.56%	~~x.xx~~2.58%	~~x.xx~~1.59%

(a)	The sales charge declines as the amount invested increases.

(b)	A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), ~~is a one-time fee charged at the time of redemption. If you redeem~~applies to redemptions of Class A shares within one year of purchase ~~Class A shares that were~~if purchased with no initial sales charge as part of an investment of $1 million or more and ~~for which~~if the Fund’s distributor paid a sales commission~~, a 1% CDSC applies~~ on the purchase.

(c)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class B shares within six years of purchase and declines over time.

(d)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class C shares within one year of purchase.

~~(e)~~	~~Other Expenses include Acquired Fund Fees and Expenses, which reflect the pro-rata portion of the fees and expenses charged by any underlying funds in which the Fund may invest, including money market funds and ETFs. Acquired Fund Fees and Expenses are less than 0.01% of the average net assets of the Fund. [confirm]~~
EXPENSE EXAMPLE
The example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Class A Shares	Class B Shares	Class C Shares	Class Y Shares
1 Year	$726	$759	$361	$162

3 Years	$1,094	$1,096	$802	$502

5 Years	$1,486	$1,560	$1,370	$866

10 Years	$2,581	$2,716	$2,914	$1,890

You would pay the following expenses if you did not redeem your shares:

	Class A Shares	Class B Shares	Class C Shares	Class Y Shares
1 Year	$726	$259	$261	$162

3 Years	$1,094	$796	$802	$502

5 Years	$1,486	$1,360	$1,370	$866

10 Years	$2,581	$2,716	$2,914	$1,890

The example does not reflect sales charges (loads) on reinvested dividends and other distributions because sales charges (loads) are not imposed by the Fund on reinvested dividends and other distributions.
PORTFOLIO TURNOVER
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was ~~XX~~58% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES
The advisor pursues long-term capital appreciation in the Fund by investing, under normal circumstances, at least 80% of the Fund’s assets in equity securities (i.e., common stocks, preferred stocks, convertible securities and rights and warrants) of energy-related companies. This investment strategy may not be changed without 60 days’ prior notice to shareholders. For purposes of this investment strategy, assets of the Fund means net assets plus the amount of any borrowings for investment purposes.
Energy-related companies are companies engaged in business within the energy sector and companies in other sectors with at least 50% of sales or earnings derived from or at least 50% of assets dedicated to energy-related activities.
The advisor employs a highly quantitative approach to investing that emphasizes stock selection through a ranking and risk analysis process. Using a quantitative model that follows a value with a catalyst approach, the advisor ranks securities within the investment universe. The model incorporates traditional value measures to identify assets that are out of favor and undervalued. In addition, the model uses various growth, profitability and momentum measures in order to include only companies with growing long-term businesses and to exclude those companies that appear to be undervalued but have limited growth prospects. Securities rankings based on the model are combined with a risk analysis in an effort to construct a portfolio with the most favorable risk/reward characteristics.
Although the Fund will primarily be invested in domestic securities, up to 25% of the Fund’s assets may be invested in foreign securities. There is no limit on the market capitalization in which the Fund may invest; therefore, the Fund’s investments may include small-, mid- and large-capitalization companies. Further, the Fund’s equity investments may include publicly traded limited partnerships known as master limited partnerships.
From time to time, the advisor will use exchange-traded funds (ETFs) to manage cash.
The Fund may lend securities with a value of up to 33 1/3% of the Fund’s total assets (including the loan collateral) to qualified institutions.
PRINCIPAL INVESTMENT RISKS
You may lose money if you invest in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks associated with investment in the Fund are as follows:
Stock Market Risk
The value of the equity securities in which the Fund invests may decline in response to developments affecting individual companies and/or general economic conditions. Price changes may be temporary or last for extended periods. For example, stock prices have historically fluctuated in periodic cycles.
Stock Selection Risk
In addition to, or in spite of, the impact of movements in the overall stock market, the value of the Fund’s investments may decline if the particular companies in which the Fund invests do not perform well in the market.
Sector Concentration Risk
The Fund will invest its assets primarily within one economic sector, the energy sector. When the Fund focuses its investments in a sector, it is particularly susceptible to the impact of market, economic, political, regulatory and other factors affecting that sector. Additionally, the Fund’s performance may be more volatile when the Fund’s investments are less diversified across sectors.
Energy Investing Risk
The value of energy companies is particularly vulnerable to developments in the energy sector, fluctuations in price and supply of energy fuels, energy conservation, supply of and demand for specific energy-related products or services, and tax policy and other government regulation.
Foreign Securities Risk
Foreign securities~~, particularly those from emerging market countries,~~ tend to be more volatile and less liquid than U.S. securities. Further, foreign securities may be subject to additional risks not associated with investment in U.S. securities due to differences in the economic and political environment, the amount of available public information, the degree of market regulation, and financial reporting, accounting and auditing standards, and, in the case of foreign currency-denominated securities, fluctuations in currency exchange rates.
Smaller Company Stock Risk
Smaller or medium-sized companies often have more limited managerial and financial resources than larger, more established companies, and therefore may be more susceptible to market downturns or changing economic conditions. Prices of smaller companies tend to be more volatile than those of larger companies and issuers may be subject to greater degrees of changes in their earnings and prospects. Since smaller company stocks typically have narrower markets and are traded in lower volumes, they are often more difficult to sell.
Master Limited Partnership Investment Risk
The risks of investing in a master limited partnership are generally those inherent in investing in a partnership as opposed to a corporation. For example, state law governing partnerships is often less restrictive than state law governing corporations. Accordingly, there may be less protection afforded limited partners of a limited partnership than shareholders of a corporation. Limited partners may also have more limited control and limited rights to vote on matters affecting the partnership. Further, there is the risk that the favorable tax treatment afforded investors in limited partnerships (i.e., an exemption from corporate income taxes) may be repealed. Since master limited partnerships are required to pay minimum quarterly distributions to investors, these securities are also subject to interest rate risk, which decreases yields during ~~period~~periods of rising interest rates.
ETF Risk
ETFs are investment companies that are bought and sold on a securities exchange. The risks of owning an ETF are generally comparable to the risks of owning the underlying securities held by the ETF. However, when the Fund invests in an ETF, it will bear additional expenses based on its pro rata share of the ETF’s operating expenses. In addition, because of these expenses, compared to owning the underlying securities directly, it may be more costly to own an ETF. Lack of liquidity in an ETF could result in an ETF being more volatile than the underlying portfolio of securities.

Munder Index 500 Fund
Summary
INVESTMENT OBJECTIVE
The Fund’s investment objective is to provide performance and income that is comparable to the S&P 500® Index.
FEES & EXPENSES OF THE FUND
The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in the Munder Funds. More information about these and other discounts is available from your financial professional and in the section entitled “Applicable Sales Charges” on page ~~XX~~9 of the Fund’s Prospectus and the section entitled “Additional Purchase, Redemption, Exchange and Conversion Information” on page ~~XX~~58 of the ~~SAI~~Statement of Additional Information.
SHAREHOLDER FEES

	Class A		Class B		Class K	Class R	Class Y
(fees paid directly from your investment)	Shares		Shares		Shares	Shares	Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	2.5	%(a)	None		None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None		3	%(b)	None	None	None
ANNUAL FUND OPERATING EXPENSES

	Class A	Class B	Class K	Class R	Class Y
(expenses that you pay each year as a percentage of the value of your investment)	Shares	Shares	Shares	Shares	Shares
Management Fees	~~0.13~~0.17%	~~0.13~~0.17%	~~0.13~~0.17%	~~0.13~~0.17%	~~0.13~~0.17%
Distribution and/or Service (12b-1) Fees	0.25% (c)	1.00% (c)	0.00%	0.50% (d)	0.00%
~~Non-12b-1 Service Plan Fees~~	~~0.00%~~	~~0.00%~~	~~0.25%~~	~~0.00%~~	~~0.00%~~
Other Expenses ~~(e)~~	~~x.xx~~0.39%	~~x.xx~~0.38%	~~x.xx~~0.62%	~~x.xx~~0.39%	~~x.xx~~0.38%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	0.01%	0.01%

Total Annual Fund Operating Expenses (e)	~~x.xx~~0.82%(c)	~~x.xx~~1.56% (c)	~~x.xx~~0.80%	~~x.xx~~1.07%	~~x.xx~~0.56%

(a)	The sales charge declines as the amount invested increases.

(b)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class B shares within six years of purchase and declines over time.

(c)	The distributor has voluntarily agreed to waive a portion of its Rule 12b-1 fees with respect to Class A and Class B shares for the current fiscal year. The distributor may discontinue the fee waiver at any time in its sole discretion. As a result of the fee waivers, the Fund’s 12b-1 Fees and Total Annual Fund Operating Expenses would be 0.15% and ~~x.xx~~0.72%, respectively, for Class A shares, and 0.50% and ~~x.xx~~1.06%, respectively, for Class B shares

(d)	~~The Fund has adopted a distribution and service plan under Rule 12b-1 of the Investment Company Act of 1940, as amended, with respect to its Class R shares that allows the Fund to use up to 1.00% of the average daily net assets attributable to its Class R shares of the Fund to pay distribution and other fees in connection with the sale of its Class R shares. However, under the Fund’s Distribution Agreement, such fees are limited to payments at an annual rate equal~~Under the Fund’s Distribution Agreement, Rule 12b-1 fees are limited to 0.50% of the average daily net assets of the Fund attributable to its Class R shares.

(e)	~~Other Expenses~~Total Annual Fund Operating Expenses above differ from the amounts shown in the Fund’s Financial Highlights for its most recent fiscal year, which reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and ~~Expenses, which reflect the pro-rata portion of the~~Expense (i.e., fees and expenses ~~charged by any underlying~~of other funds in which the Fund ~~may invest, including money market funds and ETFs. Acquired Fund Fees and Expenses are less than 0.01% of the average net assets of the Fund~~ invested).
EXPENSE EXAMPLE
The example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Class A Shares	Class B Shares	Class K Shares	Class R Shares	Class Y Shares
1 Year	$322	$408	$82	$109	$57

3 Years	$496	$644	$256	$340	$179

5 Years	$684	$903	$444	$589	$312

10 Years	$1,228	$1,614	$990	$1,303	$701

You would pay the following expenses if you did not redeem your shares:

	Class A Shares	Class B Shares	Class K Shares	Class R Shares	Class Y Shares
1 Year	$322	$108	$82	$109	$57

3 Years	$496	$444	$256	$340	$179

5 Years	$684	$803	$444	$589	$312

10 Years	$1,228	$1,614	$990	$1,303	$701

The example does not reflect sales charges (loads) on reinvested dividends and other distributions because sales charges (loads) are not imposed by the Fund on reinvested dividends and other distributions.
PORTFOLIO TURNOVER
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was ~~XX~~6% of the average value of its portfolio.
PRINCIPAL INVESTMENT STRATEGIES
The advisor invests, under normal circumstances, at least 80% of the Fund’s assets in equity securities of companies in the S&P 500® Index. This investment strategy may not be changed without 60 days’ prior notice to shareholders. For purposes of this investment strategy, assets of the Fund means net assets plus the amount of any borrowings for investment purposes. In practice, the Fund typically holds all 500 of the stocks in the S&P 500® Index, which is a capitalization-weighted index that measures the performance of the large-capitalization sector of the U.S. stock market.
The Fund is managed through the use of a “quantitative” or “indexing” investment approach, which tries to replicate the composition and performance of the S&P 500® Index through statistical procedures. The sub-advisor invests in stocks that are included in the S&P 500® Index in approximately the same proportions as they are represented in the index. As a result, the sub-advisor does not use traditional methods of stock selection, i.e., it does not select stocks on the basis of economic, financial and market analysis.
The Fund seeks to achieve a correlation between the performance of its portfolio and the S&P 500® Index of at least 0.95. A correlation of 1.0 would mean that the changes in the Fund’s price mirror exactly the changes in the S&P 500® Index.
The sub-advisor uses futures contracts to manage cash in an effort to minimize performance disparity between the Fund and the S&P 500® Index.
PRINCIPAL INVESTMENT RISKS
You may lose money if you invest in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks associated with investment in the Fund are as follows:
Stock Market Risk
The value of the equity securities in which the Fund invests may decline in response to developments affecting individual companies and/or general economic conditions. Price changes may be temporary or last for extended periods. For example, stock prices have historically fluctuated in periodic cycles.
Tracking Risk
The Fund’s ability to track the return of the S&P 500® Index is impacted by the fact that the Fund pays fees and transaction costs, while the Index does not; therefore, the Fund’s returns are likely to be lower than those of the Index. Tracking variance may also result from the impact of share purchases, redemptions and other factors not affecting the Index.
Index Strategy Risk
The Fund will invest in the securities included in the S&P 500® Index regardless of market trends. As a result, the Fund does not modify its investment strategy to respond to changes in the economy, which means it may be particularly susceptible to a general decline in the large-capitalization sector of the U.S. stock market.
Derivatives Risk
Derivatives, such as futures contracts, are subject to the risk that small price movements can result in substantial gains or losses. Derivatives also entail exposure to the credit risk of the derivative’s counterparty, the risk of mispricing or improper valuation, and the risk that changes in value of the derivative may not correlate perfectly with the relevant securities, assets, rates or indices.
[Remainder of Page Intentionally Left Blank]

Munder International Equity Fund
Summary

~~CLASS A SHARES (MUIAX)~~	~~CLASS K SHARES (MUIKX)~~
~~CLASS B SHARES (MUIEX)~~	~~CLASS Y SHARES (MUIYX)~~
~~CLASS C SHARES (MUICX)~~
INVESTMENT OBJECTIVE
The Fund’s investment objective is to provide long-term capital appreciation.
FEES & EXPENSES OF THE FUND
The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in the Munder Funds. More information about these and other discounts is available from your financial professional and in the section entitled “Applicable Sales Charges” on page ~~XX~~9 of the Fund’s Prospectus and the section entitled “Additional Purchase, Redemption, Exchange and Conversion Information” on page ~~XX~~58 of the ~~SAI~~Statement of Additional Information.
SHAREHOLDER FEES

	Class A		Class B		Class C		Class K		Class Y
(fees paid directly from your investment)	Shares		Shares		Shares		Shares		Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.5	%(a)	None		None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None(b)		5	%(c)	1	%(d)	None		None
Redemption Fees	2	%(e)	2	%(e)	2	%(e)	2	%(e)	2	%(e)
ANNUAL FUND OPERATING EXPENSES

	Class A	Class B	Class C	Class K	Class Y
(expenses that you pay each year as a percentage of the value of your investment)	Shares	Shares	Shares	Shares	Shares
Management Fees	0.75%	0.75%	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	0.00%	0.00%
~~Non-12b-1 Service Plan Fees~~	~~0.00~~ %	~~0.00~~ %	~~0.00%~~ %	~~0.25~~ %	~~0.00~~ %
Other Expenses	~~x.xx~~0.46%	~~x.xx~~0.45%	~~x.xx~~0.46%	~~x.xx~~0.70%	~~x.xx~~0.47%
Acquired Fund Fees and Expenses ~~(f)~~	~~x.xx~~0.01%	~~x.xx~~0.01%	~~x.xx~~0.01%	~~x.xx~~0.01%	~~x.xx~~0.01%

Total Annual Fund Operating Expenses ~~including Acquired Fund Fees and Expenses (g~~(f)	~~x.xx~~1.47%	~~x.xx~~2.21%	~~x.xx~~2.22%	~~x.xx~~1.46%	~~x.xx~~1.23%

(a)	The sales charge declines as the amount invested increases.

(b)	A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), ~~is a one-time fee charged at the time of redemption. If you redeem~~applies to redemptions of Class A shares within one year of purchase ~~Class A shares that were~~if purchased with no initial sales charge as part of an investment of $1 million or more and ~~for which~~if the Fund’s distributor paid a sales commission~~, a 1% contingent deferred sales charge (CDSC) applies~~ on the purchase.

(c)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class B shares within six years of purchase and declines over time.

(d)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class C shares within one year of purchase.

(e)	A short-term trading fee of 2% may be assessed on redemptions within 30 days of purchase. The short-term trading fee will not be assessed on accounts that are redeemed within the 30-day period because they do not meet the applicable account minimum or because the Fund is unable to verify the accountholder’s identity within a reasonable time after the account is opened.

~~(f)~~	~~Acquired Fund Fees and Expenses reflect the pro-rata portion of the fees and expenses charged by any underlying funds in which the Fund may invest, including money market funds and ETFs.~~

~~(g)~~	~~Excluding Acquired Fund Fees and Expenses, Total Annual Operating Expenses of the Fund’s Class A, B, C, K and Y shares are x.xx%, x.xx%, x.xx%, x.xx% and x.xx%, respectively.~~

(f)	Total Annual Fund Operating Expenses above differ from the amounts shown in the Fund’s Financial Highlights for its most recent fiscal year, which reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and Expense (i.e., fees and expenses of other funds in which the Fund invested).
EXPENSE EXAMPLE
The example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class Y Shares
1 Year	$691	$724	$325	$149	$125

3 Years	$989	$991	$694	$462	$390

5 Years	$1,308	$1,384	$1,189	$798	$675

10 Years	$2,210	$2,356	$2,553	$1,747	$1,487

You would pay the following expenses if you did not redeem your shares:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class Y Shares
1 Year	$691	$224	$225	$149	$125

Munder International Small-Cap Fund
Summary

~~CLASS A SHARES (MISAX)~~	~~CLASS Y SHARES (MYSIX)~~
~~CLASS C SHARES (MCISX)~~	~~CLASS I SHARES (MISIX)~~
INVESTMENT OBJECTIVE
The Fund’s investment objective is to provide long-term growth of capital.
FEES & EXPENSES OF THE FUND
The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in the Munder Funds. More information about these and other discounts is available from your financial professional and in the section entitled “Applicable Sales Charges” on page ~~XX~~9 of the Fund’s Prospectus and the section entitled “Additional Purchase, Redemption, Exchange and Conversion Information” on page ~~XX~~58 of the ~~SAI~~Statement of Additional Information.
SHAREHOLDER FEES

	Class A		Class C		Class Y		Class I
(fees paid directly from your investment)	Shares		Shares		Shares		Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.5	%(a)	None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None(b)		1	%(c)	None		None
Redemption Fees	2	%(d)	2	%(d)	2	%(d)	2	%(d)
ANNUAL FUND OPERATING EXPENSES

	Class A	Class C	Class Y	Class I
(expenses that you pay each year as a percentage of the value of your investment)	Shares	Shares	Shares	Shares
Management Fees	0.95%	0.95%	0.95%	0.95%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%	0.00%
Other Expenses ~~(e)~~	~~x.xx~~1.36%	~~x.xx~~1.38%	~~x.xx~~1.41%	~~x.xx~~0.50%

Total Annual Fund Operating Expenses Before Waivers and/or Reimbursements	~~x.xx~~2.56%	~~x.xx~~3.33%	~~x.xx~~2.36%	~~x.xx~~1.45%

Fee Waiver and/or Expense Reimbursement (~~f~~e)	-~~x.xx~~0.85%	-~~x.xx~~0.87%	-~~x.xx~~0.90%	-~~x.xx~~0.25%

Total Net Annual Fund Operating Expenses (e)	~~x.xx~~1.71%	~~x.xx~~2.46%	~~x.xx~~1.46%	~~x.xx~~1.20%

(a)	The sales charge declines as the amount invested increases.

(b)	A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), ~~is a one-time fee charged at the time of redemption. If you redeem~~applies to redemptions of Class A shares within one year of purchase ~~Class A shares that were~~if purchased with no initial sales charge as part of an investment of $1 million or more and ~~for which~~if the Fund’s distributor paid a sales commission~~, a 1% contingent deferred sales charge (CDSC) applies~~ on the purchase.

(c)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class C shares within one year of purchase.

(d)	A short-term trading fee of 2% may be assessed on redemptions within 30 days of purchase. The short-term trading fee will not be assessed on accounts that are redeemed within the 30-day period because they do not meet the applicable account minimum or because the Fund is unable to verify the accountholder’s identity within a reasonable time after the account is opened.

(e)	~~Other Expenses include Acquired Fund Fees and Expenses, which reflect the pro-rata portion of the fees and expenses charged by any underlying funds in which the Fund may invest, including money market funds and ETFs. Acquired Fund Fees and Expenses are less than 0.01% of the average net assets of the Fund [confirm]. (f~~) Pursuant to an Expense Limitation Agreement, MCM has agreed contractually through at least 10/31/10 to waive or limit fees or to assume other expenses of the Fund so that, on an annualized basis, the Total Net Annual Operating Expenses (other than taxes, interest, litigation, dividends and interest expense on securities sold short, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and Acquired Fund Fees and Expenses (as interpreted by the Securities and Exchange Commission from time to time)) do not exceed 1.71% for Class A shares, 2.46% for Class C shares, 1.46% for Class Y shares and 1.20% for Class I shares. There is no guarantee that the Expense Limitation Agreement will be extended after its expiration or at the currently specified level. In addition, the Fund and MCM have entered into a Reimbursement Agreement pursuant to which the Fund (at a later date) may reimburse MCM for the fees it waived or limited and other expenses assumed and paid by MCM pursuant to the Expense Limitation Agreement during any of the prior three fiscal years, provided that, among other things, reimbursement to be made to MCM does not cause Total Net Annual Operating Expenses (excluding Acquired Fund Fees and Expenses) of the Fund to exceed the limits stated above and the Board of Trustees has approved in advance such reimbursement to MCM.
EXPENSE EXAMPLE
The example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Class A Shares	Class C Shares	Class Y Shares	Class I Shares
1 Year	$714	$349	$149	$122

3 Years	$1,226	$943	$651	$434

5 Years	$1,763	$1,661	$1,180	$768

10 Years	$3,225	$3,563	$2,628	$1,713

You would pay the following expenses if you did not redeem your shares:

	Class A Shares	Class C Shares	Class Y Shares	Class I Shares
1 Year	$714	$249	$149	$122

3 Years	$1,226	$943	$651	$434

5 Years	$1,763	$1,661	$1,180	$768

10 Years	$3,225	$3,563	$2,628	$1,713

The example does not reflect sales charges (loads) on reinvested dividends and other distributions because sales charges (loads) are not imposed by the Fund on reinvested dividends and other distributions.
PORTFOLIO TURNOVER
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was ~~XX~~91% of the average value of its portfolio.
PRINCIPAL INVESTMENT STRATEGIES
The advisor pursues long-term growth of capital by investing primarily in ~~securities~~equity securities (i.e., common stocks, depositary receipts, preferred stocks, convertible securities, rights and warrants) of companies in countries represented in the S&P® Developed ex-U.S. SmallCap Index, but may also invest in ~~other~~ companies from other countries, including emerging market countries. The S&P® Developed ex-U.S. SmallCap Index consists of the bottom 15% (based on market capitalization) of companies from each country other than the U.S. represented in the S&P® Developed Broad Market Index (BMI). The S&P® Developed BMI includes all listed shares of companies from 25 developed countries with float-adjusted market capitalizations of at least US$100 million and annual trading volume of at least US$50 million.
Under normal circumstances, at least 80% of the Fund’s assets will be invested in securities of small-capitalization companies. This investment strategy may not be changed without 60 days’ prior notice to shareholders. For purposes of this investment strategy, assets of the Fund means net assets plus the amount of any borrowings for investment purposes. ~~Small~~ With respect to each country in which the Fund invests, a small-capitalization ~~companies~~company means ~~those companies with market capitalizations of $5 billion or less.~~ any company with a market capitalization that is within such country’s smallest 15% based on market capitalization. The Fund may, however, also invest in equity securities of larger companies.
The advisor employs a bottom-up investment approach that emphasizes individual stock selection. The advisor’s investment process uses a combination of quantitative and traditional qualitative, fundamental analysis to identify attractive stocks with low relative price multiples and positive trends in earnings forecasts. The stock selection process is designed to produce a diversified portfolio that, relative to the S&P® Developed ex-U.S. SmallCap Index, tends to have a below-average price-to-earnings ratio and an above-average earnings growth trend.
~~The advisor generally seeks to maintain country weights consistent with those~~Fund investment allocation to countries and sectors tends to closely approximate the country and sector allocations of the S&P® Developed ex-U.S. SmallCap Index, ~~although deviations may occur.~~ which concentrates its exposure in one or more countries, regions or sectors. The Fund will, however, be invested in a minimum of ten countries. ~~The advisor uses the sector and industry weights of the S&P® Developed ex-U.S. SmallCap Index as a guide to investment allocation, but Fund allocations may differ. The Fund may concentrate its investments within one or more countries or geographic regions.~~
From time to time, the advisor will use futures contracts and/or exchange-traded funds (ETFs) to manage cash.
PRINCIPAL INVESTMENT RISKS
You may lose money if you invest in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks associated with investment in the Fund are as follows:
Stock Market Risk
The value of the equity securities in which the Fund invests may decline in response to developments affecting individual companies and/or general economic conditions. Price changes may be temporary or last for extended periods. For example, stock prices have historically fluctuated in periodic cycles.
Stock Selection Risk
In addition to, or in spite of, the impact of movements in the overall stock market, the value of the Fund’s investments may decline if the particular companies in which the Fund invests do not perform well in the market.
Foreign Securities Risk
Foreign securities, particularly those from emerging market countries, tend to be more volatile and less liquid than U.S. securities. Further, foreign securities may be subject to additional risks not associated with investment in U.S. securities due to differences in the economic and political environment, the amount of available public information, the degree of market regulation, and financial reporting, accounting and auditing standards, and, in the case of foreign currency-denominated securities, fluctuations in currency exchange rates.
Growth Investing Risk
The prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. The prices of growth stocks also may fall or fail to appreciate as anticipated by the advisor, regardless of movements in the securities markets.
Small Company Stock Risk
Small companies often have more limited managerial and financial resources than larger, more established companies, and therefore may be more susceptible to market downturns or changing economic conditions. Prices of small companies tend to be more volatile than those of larger companies and issuers may be subject to greater degrees of changes in their earnings and prospects. Since small company stocks typically have narrower markets and are traded in lower volumes, they are often more difficult to sell.
Geographic Concentration Risk

Munder Large-Cap Growth Fund
Summary

~~CLASS A SHARES  (MUSAX)~~	~~CLASS K SHARES  (MUSKX)~~
~~CLASS B SHARES (MUSGX)~~	~~CLASS Y SHARES  (MUSYX)~~
~~CLASS C SHARES (MUSCX)~~
INVESTMENT OBJECTIVE
The Fund’s investment objective is to provide long-term capital appreciation.
FEES & EXPENSES OF THE FUND
The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in the Munder Funds. More information about these and other discounts is available from your financial professional and in the section entitled “Applicable Sales Charges” on page ~~XX~~9 of the Fund’s Prospectus and the section entitled “Additional Purchase, Redemption, Exchange and Conversion Information” on page ~~XX~~58 of the ~~SAI~~Statement of Additional Information.
SHAREHOLDER FEES

	Class A		Class B		Class C		Class K	Class Y
(fees paid directly from your investment)	Shares		Shares		Shares		Shares	Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.5	%(a)	None		None		None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None(b)		5	%(c)	1	%(d)	None	None
ANNUAL FUND OPERATING EXPENSES

	Class A	Class B	Class C	Class K	Class Y
(expenses that you pay each year as a percentage of the value of your investment)	Shares	Shares	Shares	Shares	Shares
Management Fees	0.75%	0.75%	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	0.00%	0.00%
~~Non-12b-1 Service Plan Fees~~	~~0.00%~~	~~0.00%~~	~~0.00%~~	~~0.25%~~	~~0.00%~~
Other Expenses	~~x.xx~~0.61%	~~x.xx~~0.61%	~~x.xx~~0.62%	~~x.xx~~0.86%	~~x.xx~~0.61%
~~Acquired Fund Fees and Expenses (e)~~	~~x.xx%~~	~~x.xx%~~	~~x.xx%~~	~~x.xx%~~	~~x.xx%~~

Total Annual Fund Operating Expenses ~~including Acquired Fund Fees and Expenses (f)~~	~~x.xx~~1.61%	~~x.xx~~2.36%	~~x.xx~~2.37%	~~x.xx~~1.61%	~~x.xx~~1.36%

(a)	The sales charge declines as the amount invested increases.

(b)	A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), ~~is a one-time fee charged at the time of redemption. If you redeem~~applies to redemptions of Class A shares within one year of purchase ~~Class A shares that were~~if purchased with no initial sales charge as part of an investment of $1 million or more and ~~for which~~if the Fund’s distributor paid a sales commission~~, a 1% contingent deferred sales charge (CDSC) applies~~ on the purchase.

(c)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class B shares within six years of purchase and declines over time.

(d)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class C shares within one year of purchase.

~~(e)~~	~~Acquired Fund Fees and Expenses reflect the pro-rata portion of the fees and expenses charged by any underlying funds in which the Fund may invest, including money market funds and ETFs.~~

~~(f)~~	~~Excluding Acquired Fund Fees and Expenses, Total Annual Operating Expenses of the Fund’s Class A, B, C, K and Y shares are x.xx%, x.xx%, x.xx%, x.xx% and x.xx%, respectively.~~
EXPENSE EXAMPLE
The example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class Y Shares
1 Year	$705	$739	$340	$164	$138

3 Years	$1,030	$1,036	$739	$508	$431

5 Years	$1,378	$1,460	$1,265	$876	$745

10 Years	$2,356	$2,510	$2,706	$1,911	$1,636

You would pay the following expenses if you did not redeem your shares:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class Y Shares
1 Year	$705	$239	$240	$164	$138

3 Years	$1,030	$736	$739	$508	$431

5 Years	$1,378	$1,260	$1,265	$876	$745

10 Years	$2,356	$2,510	$2,706	$1,911	$1,636

The example does not reflect sales charges (loads) on reinvested dividends and other distributions because sales charges (loads) are not imposed by the Fund on reinvested dividends and other distributions.
PORTFOLIO TURNOVER
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was ~~XX~~91% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES
The advisor pursues long-term capital appreciation in the Fund by investing, under normal circumstances, at least 80% of the Fund’s assets in equity securities (i.e., common stocks, preferred stocks, convertible securities and rights and warrants) of large-capitalization companies. This investment strategy may not be changed without 60 days’ prior notice to shareholders. For purposes of this investment strategy, assets of the Fund means net assets plus the amount of any borrowings for investment purposes. Large-capitalization companies means those companies with market capitalizations within the range of companies included in the Russell 1000® Index ($362 million to $329.7 billion as of September 30, 2009).
In selecting investments for the Fund, the advisor looks for companies that it believes will grow faster than the average company in the Russell 1000® Growth Index. The Fund typically holds 60 to 90 securities. The advisor may consider one or more of the following factors in selecting the Fund’s investments:
•	revenue and earnings growth rates that are superior to their peers;

•	dominant market position;

•	solid balance sheet;

•	high quality of earnings; and

•	price momentum.
Although the Fund will primarily be invested in domestic securities, up to 25% of the Fund’s assets may be invested in foreign securities. The Fund’s foreign securities investments will generally be limited to U.S. dollar-denominated securities of foreign issuers that are traded in the United States.
The Fund may concentrate its investments in one or more economic sectors, but will not concentrate its investments within any particular industry.
From time to time, the advisor will use exchange-traded funds (ETFs) to manage cash.
The Fund may lend securities with a value of up to 33 1/3% of the Fund’s total assets (including the loan collateral) to qualified institutions.
PRINCIPAL INVESTMENT RISKS
You may lose money if you invest in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks associated with investment in the Fund are as follows:
Stock Market Risk
The value of the equity securities in which the Fund invests may decline in response to developments affecting individual companies and/or general economic conditions. Price changes may be temporary or last for extended periods. For example, stock prices have historically fluctuated in periodic cycles.
Stock Selection Risk
In addition to, or in spite of, the impact of movements in the overall stock market, the value of the Fund’s investments may decline if the particular companies in which the Fund invests do not perform well in the market.
Growth Investing Risk
The prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. The prices of growth stocks also may fall or fail to appreciate as anticipated by the advisor, regardless of movements in the securities markets.
Foreign Securities Risk
Foreign securities~~, particularly those from emerging market countries,~~ tend to be more volatile and less liquid than U.S. securities. Further, foreign securities may be subject to additional risks not associated with investment in U.S. securities due to differences in the economic and political environment, the amount of available public information, the degree of market regulation, and financial reporting, accounting and auditing standards, and, in the case of foreign currency-denominated securities, fluctuations in currency exchange rates.
Sector Concentration Risk
The Fund may invest a substantial portion of its assets within one or more economic sectors. To the extent the Fund is concentrated in one or more sectors, market or economic factors impacting those sectors could have a significant effect on the value of the Fund’s investments. Additionally, the Fund’s performance may be more volatile when the Fund’s investments are less diversified across sectors. Since benchmark sector weights influence the Fund’s sector exposure, the Fund may tend to be more heavily weighted in health care and information technology companies. The values of health care and information technology companies are particularly vulnerable to rapid changes in technology product cycles, government regulation and competition. Health care stocks are also heavily influenced by the impact of cost containment measures Technology stocks, especially those of less-seasoned companies, tend to be more volatile than the overall market.
ETF Risk
ETFs are investment companies that are bought and sold on a securities exchange. The risks of owning an ETF are generally comparable to the risks of owning the underlying securities held by the ETF. However, when the Fund invests in an ETF, it will bear additional expenses based on its pro rata share of the ETF’s operating expenses. In addition, because of these expenses, compared to owning the underlying securities directly, it may be more costly to own an ETF. Lack of liquidity in an ETF could result in an ETF being more volatile than the underlying portfolio of securities.
Securities Lending Risk
The Fund may lose money when it loans portfolio securities if the borrower fails to return the securities and the collateral provided has declined in value and/or the Fund cannot convert the collateral to cash for any reason.

Munder Large-Cap Value Fund
Summary

~~CLASS A SHARES (MUGAX)~~	~~CLASS K SHARES (MUGKX)~~
~~CLASS B SHARES (MUGBX)~~	~~CLASS R SHARES (MUGRX)~~
~~CLASS C SHARES (MUGCX)~~	~~CLASS Y SHARES (MUGYX)~~
INVESTMENT OBJECTIVE
The Fund’s investment objective is to provide long-term capital appreciation.
FEES & EXPENSES OF THE FUND
The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in the Munder Funds. More information about these and other discounts is available from your financial professional and in the section entitled “Applicable Sales Charges” on page ~~XX~~9 of the Fund’s Prospectus and the section entitled “Additional Purchase, Redemption, Exchange and Conversion Information” on page ~~XX~~58 of the ~~SAI~~Statement of Additional Information.
SHAREHOLDER FEES

	Class A		Class B		Class C		Class K	Class R	Class Y
(fees paid directly from your investment)	Shares		Shares		Shares		Shares	Shares	Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.5	%(a)	None		None		None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None(b)		5	%(c)	1	%(d)	None	None	None

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of	Class A		Class B		Class C		Class K	Class R	Class Y
the value of your investment)	Shares		Shares		Shares		Shares	Shares	Shares
Management Fees	0.75%		0.75%		0.75%		0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%		1.00%		1.00%		0.00%	0.50% (e)	0.00%
~~Non-12b-1 Service Plan Fees~~	~~0.00%~~		~~0.00%~~		~~0.00%~~		~~0.25%~~	~~0.00%~~	~~0.00%~~
Other Expenses ~~(f)~~	~~x.xx~~0.60%		~~x.xx~~0.59%		~~x.xx~~0.61%		~~x.xx~~0.84%	~~x.xx~~0.58%	~~x.xx~~0.59%

Total Annual Fund Operating Expenses	~~x.xx~~1.60%		~~x.xx~~2.34%		~~x.xx~~2.36%		~~x.xx~~1.59%	~~x.xx~~1.83%	~~x.xx~~1.34%

(a)	The sales charge declines as the amount invested increases.

(b)	A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), ~~is a one-time fee charged at the time of redemption. If you redeem~~applies to redemptions of Class A shares within one year of purchase ~~Class A shares that were~~if purchased with no initial sales charge as part of an investment of $1 million or more and ~~for which~~if the Fund’s distributor paid a sales commission~~, a 1% CDSC applies~~ on the purchase.

(C)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class B shares within six years of purchase and declines over time.

(d)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class C shares within one year of purchase.

(e)	~~The Fund has adopted a distribution and service plan under Rule 12b-1 of the Investment Company Act of 1940, as amended, with respect to its Class R shares that allows the Fund to use up to 1.00% of the average daily net assets attributable to its Class R shares of the Fund to pay distribution and other fees in connection with the sale of its Class R shares. However, under~~Under the Fund’s Distribution Agreement, ~~such~~Rule 12b-1 fees are limited to ~~payments at an annual rate equal to~~ 0.50% of the average daily net assets of the Fund attributable to its Class R shares.

~~(f)~~	~~Other Expenses include Acquired Fund Fees and Expenses, which reflect the pro-rata portion of the fees and expenses charged by any underlying funds in which the Fund may invest, including money market funds and ETFs. Acquired Fund Fees and Expenses are less than 0.01% of the average net assets of the Fund. [CONFIRM]~~
EXPENSE EXAMPLE
The example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class R Shares	Class Y Shares
1 Year	$704	$737	$339	$162	$186	$136

3 Years	$1,027	$1,030	$736	$502	$576	$424

5 Years	$1,373	$1,450	$1,260	$866	$991	$734

10 Years	$2,346	$2,492	$2,696	$1,890	$2,148	$1,612

You would pay the following expenses if you did not redeem your shares:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class R Shares	Class Y Shares
1 Year	$704	$237	$239	$162	$186	$136

3 Years	$1,027	$730	$736	$502	$576	$424

5 Years	$1,373	$1,250	$1,260	$866	$991	$734

10 Years	$2,346	$2,492	$2,696	$1,890	$2,148	$1,612

The example does not reflect sales charges (loads) on reinvested dividends and other distributions because sales charges (loads) are not imposed by the Fund on reinvested dividends and other distributions.
PORTFOLIO TURNOVER
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was ~~XX~~53% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES
The advisor pursues long-term capital appreciation in the Fund by investing, under normal circumstances, at least 80% of the Fund’s assets in equity securities (i.e., common stocks, preferred stocks, convertible securities and rights and warrants) of large-capitalization companies. This investment strategy may not be changed without 60 days’ prior notice to shareholders. For purposes of this investment strategy, assets of the Fund means net assets plus the amount of any borrowings for investment purposes. Large-capitalization companies means those companies with market capitalizations within the range of companies included in the Russell 1000® Index ($362 million to $329.7 billion as of September 30, 2009). The Fund may, however, also invest in equity securities of smaller companies.
The advisor seeks to invest in companies whose equity securities are trading at an attractive valuation relative to the marketplace, their peers and historical levels and possess a catalyst for favorable or improved security values. In addition to valuation, the advisor may also consider one or more of the following factors in choosing companies:
•	financial strength, strong fundamentals and low price-to-earnings ratios;

•	improving earnings estimates and stock price trends;

•	quality of management, profitability and industry leadership position;

•	current dividend; and/or

•	unrecognized assets.
Although the Fund will primarily be invested in domestic securities, up to 25% of the Fund’s assets may be invested in foreign securities. The Fund may concentrate its investments in one or more economic sectors.
From time to time, the advisor will use exchange-traded funds (ETFs) to manage cash.
The Fund may lend securities with a value of up to 33 1/3%of the Fund’s total assets (including the loan collateral) to qualified institutions.
PRINCIPAL INVESTMENT RISKS
You may lose money if you invest in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks associated with investment in the Fund are as follows:
Stock Market Risk
The value of the equity securities in which the Fund invests may decline in response to developments affecting individual companies and/or general economic conditions. Price changes may be temporary or last for extended periods. For example, stock prices have historically fluctuated in periodic cycles.
Stock Selection Risk
In addition to, or in spite of, the impact of movements in the overall stock market, the value of the Fund’s investments may decline if the particular companies in which the Fund invests do not perform well in the market.
Value Investing Risk
Value investing attempts to identify strong companies selling at a discount from their perceived true worth. Advisors using this approach generally select stocks at prices, in their view, that are temporarily low relative to the company’s earnings, assets, cash flow and dividends. Value investing is subject to the risk that a stock’s intrinsic value may never be fully recognized or realized by the market, or its price may go down. In addition, there is the risk that a stock judged to be undervalued may actually be appropriately priced.
Foreign Securities Risk
Foreign securities~~, particularly those from emerging market countries,~~ tend to be more volatile and less liquid than U.S. securities. Further, foreign securities may be subject to additional risks not associated with investment in U.S. securities due to differences in the economic and political environment, the amount of available public information, the degree of market regulation, and financial reporting, accounting and auditing standards, and, in the case of foreign currency-denominated securities, fluctuations in currency exchange rates.
Sector Concentration Risk
The Fund may invest a substantial portion of its assets within one or more economic sectors. To the extent the Fund is concentrated in one or more sectors, market or economic factors impacting those sectors could have a significant effect on the value of the Fund’s investments. Additionally, the Fund’s performance may be more volatile when the Fund’s investments are less diversified across sectors. Since benchmark sector weights influence the Fund’s sector exposure, the Fund may tend to be more heavily weighted in financials companies. The values of financials companies are particularly vulnerable to economic downturns and changes in government regulation and interest rates.
ETF Risk
ETFs are investment companies that are bought and sold on a securities exchange. The risks of owning an ETF are generally comparable to the risks of owning the underlying securities held by the ETF. However, when the Fund invests in an ETF, it will bear additional expenses based on its pro rata share of the ETF’s operating expenses. In addition, because of these expenses, compared to owning the underlying securities directly, it may be more costly to own an ETF. Lack of liquidity in an ETF could result in an ETF being more volatile than the underlying portfolio of securities.
Securities Lending Risk
The Fund may lose money when it loans portfolio securities if the borrower fails to return the securities and the collateral provided has declined in value and/or the Fund cannot convert the collateral to cash for any reason.

Munder Micro-Cap Equity Fund
Summary

~~CLASS A SHARES (MMEAX)~~	~~CLASS K SHARES (MMEKX)~~
~~CLASS B SHARES (MMEBX)~~	~~CLASS R SHARES (MMERX)~~
~~CLASS C SHARES (MMECX)~~	~~CLASS Y SHARES (MMEYX)~~
INVESTMENT OBJECTIVE
The Fund’s investment objective is to provide capital appreciation.
FEES & EXPENSES OF THE FUND
The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in the Munder Funds. More information about these and other discounts is available from your financial professional and in the section entitled “Applicable Sales Charges” on page ~~XX~~9 of the Fund’s complete Prospectus and the section entitled “Additional Purchase, Redemption, Exchange and Conversion Information” on page ~~XX~~58 of the ~~SAI~~Statement of Additional Information.
SHAREHOLDER FEES

	Class A		Class B		Class C		Class K		Class R		Class Y
(fees paid directly from your investment)	Shares		Shares		Shares		Shares		Shares		Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.5	%(a)	None		None		None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None(b)		5	%(c)	1	%(d)	None		None		None
Redemption Fees	2.0	%(e)	2.0	%(e)	2.0	%(e)	2.0	%(e)	2.0	%(e)	2.0	%(e)

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage	Class A		Class B		Class C		Class K		Class R		Class Y
of the alue of your investment)	Shares		Shares		Shares		Shares		Shares		Shares
Management Fees	1.00%		1.00%		1.00%		1.00%		1.00%		1.00%
Distribution and/or Service (12b-1) Fees	0.25%		1.00%		1.00%		0.00%		0.50	%(f)	0.00%
~~Non-12b-1 Service Plan Fees~~	~~0.00%~~		~~0.00%~~		~~0.00%~~		~~0.25%~~		~~0.00%~~		~~0.00%~~
Other Expenses	~~x.xx~~0.87%		~~x.xx~~0.87%		~~x.xx~~0.87%		~~x.xx~~1.11%		~~x.xx~~0.82%		~~x.xx~~0.87%
Acquired Fund Fees and Expenses ~~(g)~~	~~x.xx~~0.23%		~~x.xx~~0.23%		~~x.xx~~0.23%		~~x.xx~~0.23%		~~x.xx~~0.23%		~~x.xx~~0.23%

Total Annual Fund Operating Expenses ~~including Acquired Fund Fees and Expenses (h~~(g)	~~x.xx~~2.35%		~~x.xx~~3.10%		~~x.xx~~3.10%		~~x.xx~~2.34%		~~x.xx~~2.55%		~~x.xx~~2.10%

(a)	The sales charge declines as the amount invested increases.

(b)	A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), ~~is a one-time fee charged at the time of redemption. If you redeem~~applies to redemptions of Class A shares within one year of purchase ~~Class A shares that were~~if purchased with no initial sales charge as part of an investment of $1 million or more and ~~for which~~if the Fund’s distributor paid a sales commission~~, a 1% contingent deferred sales charge (CDSC) applies~~ on the purchase.

(c)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class B shares within six years of purchase and declines over time.

(d)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class C shares within one year of purchase.

(e)	A short-term trading fee of 2% may be assessed on redemptions within 30 days of purchase. The short-term trading fee will not be assessed on accounts that are redeemed within the 30-day period because they do not meet the applicable account minimum or because the Fund is unable to verify the accountholder’s identity within a reasonable time after the account is opened.

(f)	~~The Fund has adopted a distribution and service plan under Rule 12b-1 of the Investment Company Act of 1940, as amended, with respect to its Class R shares that allows the Fund to use up to 1.00% of the average daily net assets attributable to its Class R shares of the Fund to pay distribution and other fees in connection with the sale of its Class R shares. However, under~~Under the Fund’s Distribution Agreement, ~~such~~Rule 12b-1 fees are limited to ~~payments at an annual rate equal to~~ 0.50% of the average daily net assets of the Fund attributable to its Class R shares.

~~(g)~~	 ~~Acquired Fund Fees and Expenses reflect the pro-rata portion of the fees and expenses charged by any underlying funds in which the Fund may invest, including money market funds and ETFs.~~

~~(h)~~	 ~~Excluding Acquired Fund Fees and Expenses, Total Annual Operating Expenses of the Fund’s Class A, B, C, K, R and Y shares are x.xx%, x.xx%, x.xx%, x.xx%, x.xx% and x.xx%, respectively.~~

(g)	Total Annual Fund Operating Expenses above differ from the amounts shown in the Fund’s Financial Highlights for its most recent fiscal year, which reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and Expense (i.e., fees and expenses of other funds in which the Fund invested).
EXPENSE EXAMPLE
The example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class R Shares	Class Y Shares
1 Year	$775	$813	$413	$237	$258	$213

3 Years	$1,243	$1,257	$957	$730	$793	$658

5 Years	$1,736	$1,825	$1,625	$1,250	$1,355	$1,129

10 Years	$3,087	$3,237	$3,411	$2,676	$2,884	$2,432

You would pay the following expenses if you did not redeem your shares:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class R Shares	Class Y Shares
1 Year	$775	$313	$313	$237	$258	$213

3 Years	$1,243	$957	$957	$730	$793	$658

5 Years	$1,736	$1,625	$1,625	$1,250	$1,355	$1,129

10 Years	$3,087	$3,237	$3,411	$2,676	$2,884	$2,432

The example does not reflect sales charges (loads) on reinvested dividends and other distributions because sales charges (loads) are not imposed by the Fund on reinvested dividends and other distributions.
PORTFOLIO TURNOVER
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was ~~XX~~35% of the average value of its portfolio.
PRINCIPAL INVESTMENT STRATEGIES
The advisor pursues capital appreciation in the Fund by investing, under normal circumstances, at least 80% of the Fund’s assets in equity securities (i.e., common stocks, preferred stocks, convertible securities and rights and warrants) of micro-capitalization companies. This investment strategy may not be changed without 60 days’ prior notice to shareholders. For purposes of this investment strategy, assets of the Fund means net assets plus the amount of any borrowings for investment purposes. Micro-capitalization companies means those companies with market capitalizations lower than the largest company in the bottom 75% (based on index weightings) of the Russell 2000® Index (consisting of companies with market capitalizations below $1.2 billion as of September 30, 2009). The Fund may, however, also invest in equity securities of larger companies.
The Fund focuses on undiscovered, small-sized companies in its attempt to provide investors with potentially higher returns than a fund that invests primarily in larger, more established companies. Since micro-capitalization companies are generally not as well known to investors and have less of an investor following than larger companies, they may provide higher returns due to inefficiencies in the marketplace.
The advisor seeks to invest in companies that have strong potential for consistent earnings growth due to:
•	a high level of profitability;

•	solid management;

•	a strong, competitive market position; or

•	management interests that are aligned with shareholder interests.
Although the Fund will primarily be invested in domestic securities, up to 25% of the Fund’s assets may be invested in foreign securities. The Fund may concentrate its investments in one or more economic sectors.
From time to time, the advisor will use exchange-traded funds (ETFs) to manage cash and may write covered call options.
The Fund may lend securities with a value of up to 33 1/3% of the Fund’s total assets (including the loan collateral) to qualified institutions.
PRINCIPAL INVESTMENT RISKS
You may lose money if you invest in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks associated with investment in the Fund are as follows:
Stock Market Risk
The value of the equity securities in which the Fund invests may decline in response to developments affecting individual companies and/or general economic conditions. Price changes may be temporary or last for extended periods. For example, stock prices have historically fluctuated in periodic cycles.
Stock Selection Risk
In addition to, or in spite of, the impact of movements in the overall stock market, the value of the Fund’s investments may decline if the particular companies in which the Fund invests do not perform well in the market.
Growth Investing Risk
The prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. The prices of growth stocks also may fall or fail to appreciate as anticipated by the advisor, regardless of movements in the securities markets.
Value Investing Risk
Value investing attempts to identify strong companies selling at a discount from their perceived true worth. Advisors using this approach generally select stocks at prices, in their view, that are temporarily low relative to the company’s earnings, assets, cash flow and dividends. Value investing is subject to the risk that a stock’s intrinsic value may never be fully recognized or realized by the market, or its price may go down. In addition, there is the risk that a stock judged to be undervalued may actually be appropriately priced.
~~Small Company~~Micro-Cap Stock Risk
Small companies often have more limited managerial and financial resources than larger, more established companies, and therefore may be more susceptible to market downturns or changing economic conditions. Prices of small companies tend to be more volatile than those of larger companies and issuers may be subject to greater degrees of changes in their earnings and prospects. Since small company stocks typically have narrower markets and are traded in lower volumes, they are often more difficult to sell.
Foreign Securities Risk
Foreign securities~~, particularly those from emerging market countries,~~ tend to be more volatile and less liquid than U.S. securities. Further, foreign securities may be subject to additional risks not associated with investment in U.S. securities due to differences in the economic and political environment, the amount of available public information, the degree of market regulation, and financial reporting, accounting and auditing standards, and, in the case of foreign currency-denominated securities, fluctuations in currency exchange rates.

Munder Mid-Cap Core Growth Fund
Summary

~~CLASS A SHARES (MGOAX)~~	~~CLASS K SHARES (MGOKX)~~
~~CLASS B SHARES (MGROX)~~	~~CLASS R SHARES (MMSRX)~~
~~CLASS C SHARES (MGOTX)~~	~~CLASS Y SHARES (MGOYX)~~
INVESTMENT OBJECTIVE
The Fund’s investment objective is to provide long-term capital appreciation.
FEES & EXPENSES OF THE FUND
The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in the Munder Funds. More information about these and other discounts is available from your financial professional and in the section entitled “Applicable Sales Charges” on page ~~XX~~9 of the Fund’s Prospectus and the section entitled “Additional Purchase, Redemption, Exchange and Conversion Information” on page ~~XX~~58 of the ~~SAI~~Statement of Additional Information.
SHAREHOLDER FEES

	Class A		Class B		Class C		Class K	Class R		Class Y
(fees paid directly from your investment)	Shares		Shares		Shares		Shares	Shares		Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.5	%(a)	None		None		None	None		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None(b)		5	%(c)	1	%(d)	None	None		None

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your	Class A		Class B		Class C		Class K	Class R		Class Y
investment)	Shares		Shares		Shares		Shares	Shares		Shares
Management Fees	0.75%		0.75%		0.75%		0.75%	0.75%		0.75%
Distribution and/or Service (12b-1) Fees	0.25%		1.00%		1.00%		0.00%	0.50	%(e)	0.00%
~~Non-12b-1 Service Plan Fees~~	~~0.00%~~		~~0.00%~~		~~0.00%~~		~~0.25%~~	~~0.00%~~		~~0.00%~~
Other Expenses	~~x.xx~~0.35%		~~x.xx~~0.35%		~~x.xx~~0.35%		~~x.xx~~0.60%	~~x.xx~~0.35%		~~x.xx~~0.36%

Acquired Fund Fees and Expenses ~~(f)~~	~~x.xx~~0.01%		~~x.xx~~0.01%		~~x.xx~~0.01%		~~x.xx~~0.01%	~~x.xx~~0.01%		~~x.xx~~0.01%

Total Annual Fund Operating Expenses ~~including Acquired Fund Fees and Expenses (g~~(f)	~~x.xx~~1.36%		~~x.xx~~2.11%		~~x.xx~~2.11%		~~x.xx~~1.36%	~~x.xx~~1.61%		~~x.xx~~1.12%

(a)	The sales charge declines as the amount invested increases.

(b)	A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), ~~is a one-time fee charged at the time of redemption. If you redeem~~applies to redemptions of Class A shares within one year of purchase ~~Class A shares that were~~if purchased with no initial sales charge as part of an investment of $1 million or more and ~~for which~~if the Fund’s distributor paid a sales commission~~, a 1% CDSC applies~~ on the purchase.

(c)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class B shares within six years of purchase and declines over time.

(d)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class C shares within one year of purchase.

(e)	~~The Fund has adopted a distribution and service plan under Rule 12b-1 of the Investment Company Act of 1940, as amended, with respect to its Class R shares that allows the Fund to use up to 1.00% of the average daily net assets attributable to its Class R shares of the Fund to pay distribution and other fees in connection with the sale of its Class R shares. However, under~~Under the Fund’s Distribution Agreement, ~~such~~Rule 12b-1 fees are limited to ~~payments at an annual rate equal to~~ 0.50% of the average daily net assets of the Fund attributable to its Class R shares.

~~(f)~~	~~Acquired Fund Fees and Expenses reflect the pro-rata portion of the fees and expenses charged by any underlying funds in which the Fund may invest, including money market funds and ETFs.~~

~~(g)~~	~~Excluding Acquired Fund Fees and Expenses, Total Annual Operating Expenses of the Fund’s Class A, B, C, K, R and Y shares are x.xx%, x.xx%, x.xx%, x.xx%, x.xx% and x.xx%, respectively.~~

(f)	Total Annual Fund Operating Expenses above differ from the amounts shown in the Fund’s Financial Highlights for its most recent fiscal year, which reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and Expense (i.e., fees and expenses of other funds in which the Fund invested).
EXPENSE EXAMPLE
The example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class R Shares	Class Y Shares
1 Year	$~~xxxx~~681	$~~xxxx~~714	$~~xxxx~~314	$~~xxxx~~138	$~~xxxx~~164	$~~xxxx~~114

3 Years	$~~xxxx~~958	$~~xxxx~~961	$~~xxxx~~661	$~~xxxx~~431	$~~xxxx~~508	$~~xxxx~~356

5 Years	$~~xxxx~~1,255	$~~xxxx~~1,334	$~~xxxx~~1,134	$~~xxxx~~745	$~~xxxx~~876	$~~xxxx~~617

10 Years	$~~xxxx~~2,096	$~~xxxx~~2,250	$~~xxxx~~2,442	$~~xxxx~~1,636	$~~xxxx~~1,911	$~~xxxx~~1,363

You would pay the following expenses if you did not redeem your shares:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class R Shares	Class Y Shares
1 Year	$~~xxxx~~681	$~~xxxx~~214	$~~xxxx~~214	$~~xxxx~~138	$~~xxxx~~164	$~~xxxx~~114

3 Years	$~~xxxx~~958	$~~xxxx~~661	$~~xxxx~~661	$~~xxxx~~431	$~~xxxx~~508	$~~xxxx~~356

5 Years	$~~xxxx~~1,255	$~~xxxx~~1,134	$~~xxxx~~1,134	$~~xxxx~~745	$~~xxxx~~876	$~~xxxx~~617

10 Years	$~~xxxx~~2,096	$~~xxxx~~2,250	$~~xxxx~~2,442	$~~xxxx~~1,636	$~~xxxx~~1,911	$~~xxxx~~1,363

The example does not reflect sales charges (loads) on reinvested dividends and other distributions because sales charges (loads) are not imposed by the Fund on reinvested dividends and other distributions.
PORTFOLIO TURNOVER
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was ~~XX~~65% of the average value of its portfolio.
PRINCIPAL INVESTMENT STRATEGIES
The advisor pursues long-term capital appreciation in the Fund by investing, under normal circumstances, at least 80% of the Fund’s assets in equity securities (i.e., common stocks, preferred stocks, convertible securities and rights and warrants) of mid-capitalization companies. This investment strategy may not be changed without 60 days’ prior notice to shareholders. For purposes of this investment strategy, assets of the Fund means net assets plus the amount of any borrowings for investment purposes. Mid-capitalization companies means those companies with market capitalizations within the range of companies included in the S&P MidCap 400® Index ($345 million to $7.0 billion as of September 30,2009) or within the range of companies included in the Russell Midcap® Index ($362 million to $15.7 billion as of September 30, 2009).
The Fund’s investment style, which focuses on both growth prospects and valuation, is known as GARP (Growth at a Reasonable Price). This blended process seeks to perform better than either a pure growth or pure value approach over a complete market cycle.
The advisor chooses the Fund’s investments by reviewing the earnings growth of all publicly traded mid-capitalization companies over the past three years and investing in approximately 70 to 90 of those companies primarily based on:
•	above-average, consistent earnings growth;

•	financial stability;

•	relative valuation;

•	strength of industry position and management team; and

•	price changes compared to the S&P MidCap 400® Index.
Although the Fund will primarily be invested in domestic securities, up to 25% of the Fund’s assets may be invested in foreign securities. From time to time, the advisor will use futures and/or exchange-traded funds (ETFs) to manage cash.
The Fund may lend securities with a value of up to 33 1/3% of the Fund’s total assets (including the loan collateral) to qualified institutions.
PRINCIPAL INVESTMENT RISKS
You may lose money if you invest in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks associated with investment in the Fund are as follows:
Stock Market Risk
The value of the equity securities in which the Fund invests may decline in response to developments affecting individual companies and/or general economic conditions. Price changes may be temporary or last for extended periods. For example, stock prices have historically fluctuated in periodic cycles.
Stock Selection Risk
In addition to, or in spite of, the impact of movements in the overall stock market, the value of the Fund’s investments may decline if the particular companies in which the Fund invests do not perform well in the market.
Growth Investing Risk
The prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. The prices of growth stocks also may fall or fail to appreciate as anticipated by the advisor, regardless of movements in the securities markets.
Smaller Company Stock Risk
Smaller or medium-sized companies often have more limited managerial and financial resources than larger, more established companies, and therefore may be more susceptible to market downturns or changing economic conditions. Prices of smaller companies tend to be more volatile than those of larger companies and issuers may be subject to greater degrees of changes in their earnings and prospects. Since smaller company stocks typically have narrower markets and are traded in lower volumes, they are often more difficult to sell.
Foreign Securities Risk
Foreign securities~~, particularly those from emerging market countries,~~ tend to be more volatile and less liquid than U.S. securities. Further, foreign securities may be subject to additional risks not associated with investment in U.S. securities due to differences in the economic and political environment, the amount of available public information, the degree of market regulation, and financial reporting, accounting and auditing standards, and, in the case of foreign currency-denominated securities, fluctuations in currency exchange rates.

Munder Small-Cap Value Fund
Summary

~~CLASS A SHARES (MNVAX)~~	~~CLASS K SHARES (MCVKX)~~
~~CLASS B SHARES (MCVBX)~~	~~CLASS R SHARES (MSCRX)~~
~~CLASS C SHARES (MCVCX)~~	~~CLASS Y SHARES (MCVYX)~~
INVESTMENT OBJECTIVE
The Fund’s investment objective is to provide long-term capital appreciation.
FEES & EXPENSES OF THE FUND
The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in the Munder Funds. More information about these and other discounts is available from your financial professional and in the section entitled “Applicable Sales Charges” on page ~~XX~~9 of the Fund’s Prospectus and the section entitled “Additional Purchase, Redemption, Exchange and Conversion Information” on page ~~XX~~58 of the ~~SAI~~Statement of Additional Information.
SHAREHOLDER FEES

	Class A		Class B		Class C		Class K		Class R		Class Y
(fees paid directly from your investment)	Shares		Shares		Shares		Shares		Shares		Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.5	%(a)	None		None		None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None(b)		5	%(c)	1	%(d)	None		None		None
Redemption Fees	2.0	%(e)	2.0	%(e)	2.0	%(e)	2.0	%(e)	2.0	%(e)	2.0	%(e)

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a	Class A		Class B		Class C		Class K		Class R		Class Y
percentage of the value of your investment)	Shares		Shares		Shares		Shares		Shares		Shares
Management Fees	0.75%		0.75%		0.75%		0.75%		0.75%		0.75%
Distribution and/or Service (12b-1) Fees	0.25%		1.00%		1.00%		0.00%		0.50	%(f)	0.00%
~~Non-12b-1 Service Plan Fees~~	~~0.00~~	~~%~~	~~0.00~~	~~%~~	~~0.00~~	~~%~~	~~0.25~~	~~%~~	~~0.00~~	~~%~~	~~0.00~~	~~%~~
Other Expenses ~~(g)~~	~~x.xx~~0.67%		~~x.xx~~0.67%		~~x.xx~~0.67%		~~x.xx~~0.92%		~~x.xx~~0.68%		~~x.xx~~0.67%
Acquired Fund Fees and Expenses	0.03%		0.03%		0.03%		0.03%		0.03%		0.03%

Total Annual Fund Operating Expenses (g)	~~x.xx~~1.70%		~~x.xx~~2.45%		~~x.xx~~2.45%		~~x.xx~~1.70%		~~x.xx~~1.96%		~~x.xx~~1.45%

(a)	The sales charge declines as the amount invested increases.

(b)	A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), ~~is a one-time fee charged at the time of redemption. If you redeem~~applies to redemptions of Class A shares within one year of purchase ~~Class A shares that were~~if purchased with no initial sales charge as part of an investment of $1 million or more and ~~for which~~if the Fund’s distributor paid a sales commission~~, a 1% CDSC applies~~ on the purchase.

(c)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class B shares within six years of purchase and declines over time. (d) A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class C shares within one year of purchase.

(e)	A short-term trading fee of 2% may be assessed on redemptions within 30 days of purchase. The short-term trading fee will not be assessed on accounts that are redeemed within the 30-day period because they do not meet the applicable account minimum or because the Fund is unable to verify the accountholder’s identity within a reasonable time after the account is opened.

(f)	~~The Fund has adopted a distribution and service plan under Rule 12b-1 of the Investment Company Act of 1940, as amended, with respect to its Class R shares that allows the Fund to use up to 1.00% of the average daily net assets attributable to its Class R shares of the Fund to pay distribution and other fees in connection with the sale of its Class R shares. However, under~~Under the Fund’s Distribution Agreement, ~~such~~Rule 12b-1 fees are limited to ~~payments at an annual rate equal to~~ 0.50% of the average daily net assets of the Fund attributable to its Class R shares.

(g)	~~Other Expenses includes Acquired Fund Fees and Expenses~~Total Annual Fund Operating Expenses above differ from the amounts shown in the Fund’s Financial Highlights for its most recent fiscal year, which reflect only the ~~pro-rata portion of the~~operating expenses of the Fund and do not include Acquired Fund Fees and Expense (i.e., fees and expenses ~~charged by any underlying~~of other funds in which the Fund ~~may invest, including money market funds and ETFs. Acquired Fund Fees and Expenses are less than 0.01% of the average net assets of the Fund. [CONFIRM]~~invested).
EXPENSE EXAMPLE
The example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class R Shares	Class Y Shares
1 Year	$713	$748	$348	$173	$199	$148

3 Years	$1,056	$1,063	$763	$536	$615	$459

5 Years	$1,422	$1,505	$1,305	$923	$1,057	$793

10 Years	$2,448	$2,600	$2,786	$2,008	$2,285	$1,736

You would pay the following expenses if you did not redeem your shares:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class R Shares	Class Y Shares
1 Year	$713	$248	$248	$173	$199	$148

3 Years	$1,056	$763	$763	$536	$615	$459

5 Years	$1,422	$1,305	$1,305	$923	$1,057	$793

10 Years	$2,448	$2,600	$2,786	$2,008	$2,285	$1,736

The example does not reflect sales charges (loads) on reinvested dividends and other distributions because sales charges (loads) are not imposed by the Fund on reinvested dividends and other distributions.
PORTFOLIO TURNOVER
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was ~~XX~~64% of the average value of its portfolio.
PRINCIPAL INVESTMENT STRATEGIES
The advisor pursues long-term capital appreciation in the Fund by investing, under normal circumstances, at least 80% of the Fund’s assets in equity securities (i.e., common stocks, preferred stocks, convertible securities and rights and warrants) of small-capitalization companies. This investment strategy may not be changed without 60 days’ prior notice to shareholders. For purposes of this investment strategy, assets of the Fund means net assets plus the amount of any borrowings for investment purposes. Small-capitalization companies means those companies with market capitalizations within the range of companies included in the Russell 2000® Index ($14 million to $3.6 billion as of September 30, 2009). The Fund may, however, also invest in equity securities of larger companies.
The Fund attempts to provide investors with potentially higher returns than a fund that invests primarily in larger, more established companies. Since small companies are generally not as well known to investors and have less of an investor following than larger companies, they may provide higher returns due to inefficiencies in the marketplace.
The advisor seeks to invest in companies at a price significantly below their inherent value. A company’s equity securities may be undervalued because the company is temporarily overlooked or out of favor due to general economic conditions, a market decline, industry conditions or developments affecting the particular company. In addition to valuation, the advisor considers these factors, among others, in choosing companies:
•	a high level of profitability;

•	solid management;

•	a strong, competitive market position; or

•	management interests that are aligned with shareholder interests.
Although the Fund will primarily be invested in domestic securities, up to 25% of the Fund’s assets may be invested in foreign securities. The Fund may concentrate its investments in one or more economic sectors.
From time to time, the advisor will use exchange-traded funds (ETFs) to manage cash and may write covered call options.
The Fund may lend securities with a value of up to 33 1/3% of the Fund’s total assets (including the loan collateral) to qualified institutions.
PRINCIPAL INVESTMENT RISKS
You may lose money if you invest in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks associated with investment in the Fund are as follows:
Stock Market Risk
The value of the equity securities in which the Fund invests may decline in response to developments affecting individual companies and/or general economic conditions. Price changes may be temporary or last for extended periods. For example, stock prices have historically fluctuated in periodic cycles.
Stock Selection Risk
In addition to, or in spite of, the impact of movements in the overall stock market, the value of the Fund’s investments may decline if the particular companies in which the Fund invests do not perform well in the market.
Value Investing Risk
Value investing attempts to identify strong companies selling at a discount from their perceived true worth. Advisors using this approach generally select stocks at prices, in their view, that are temporarily low relative to the company’s earnings, assets, cash flow and dividends. Value investing is subject to the risk that a stock’s intrinsic value may never be fully recognized or realized by the market, or its price may go down. In addition, there is the risk that a stock judged to be undervalued may actually be appropriately priced.
Small Company Stock Risk
Small companies often have more limited managerial and financial resources than larger, more established companies, and therefore may be more susceptible to market downturns or changing economic conditions. Prices of small companies tend to be more volatile than those of larger companies and issuers may be subject to greater degrees of changes in their earnings and prospects. Since small company stocks typically have narrower markets and are traded in lower volumes, they are often more difficult to sell.
Foreign Securities Risk
Foreign securities~~, particularly those from emerging market countries,~~ tend to be more volatile and less liquid than U.S. securities. Further, foreign securities may be subject to additional risks not associated with investment in U.S. securities due to differences in the economic and political environment, the amount of available public information, the degree of market regulation, and financial reporting, accounting and auditing standards, and, in the case of foreign currency-denominated securities, fluctuations in currency exchange rates.

Munder Tax-Free Short & Intermediate Bond Fund
Summary

~~CLASS A SHARES (MUTAX)~~	~~CLASS K SHARES (MUTKX)~~
~~CLASS B SHARES (MUTBX)~~	~~CLASS Y SHARES (MUTYX)~~
~~CLASS C SHARES (MUTCX)~~
INVESTMENT OBJECTIVE
~~The~~Until January 1, 2010, the Fund’s investment objective is to provide a competitive level of current interest income exempt from regular federal income taxes and a total return which, over time, exceeds the return provided by tax-free money market instruments. Its secondary objective is preservation of capital. After that date, the Fund’s investment objective will be to protect capital while providing a competitive level of tax-exempt income.
FEES & EXPENSES OF THE FUND
The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in the Munder Funds. More information about these and other discounts is available from your financial professional and in the section entitled “Applicable Sales Charges” on page ~~XX~~9 of the Fund’s Prospectus and the section entitled “Additional Purchase, Redemption, Exchange and Conversion Information” on page ~~XX~~58 of the ~~SAI~~Statement of Additional Information.
SHAREHOLDER FEES

	Class A	Class B	Class C	Class K	Class Y
(fees paid directly from your investment)	Shares	Shares	Shares	Shares	Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	~~4~~2%(a)	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None(b)	5%(c)	1%(d)	None	None

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your	Class A	Class B	Class C	Class K	Class Y
investment)	Shares	Shares	Shares	Shares	Shares
Management Fees	0.40%	0.40%	0.40%	0.40%	0.40%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	0.00%	0.00%
~~Non-12b-1 Service Plan Fees~~	~~0.00%~~	~~0.00%~~	~~0.00%~~	~~0.25%~~	~~0.00%~~
Other Expenses ~~(e)~~	~~x.xx~~0.57%	~~x.xx~~0.57%	~~x.xx~~0.57%	~~x.xx~~0.83%	~~x.xx~~0.57%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	0.01%	0.01%

Total Annual Fund Operating Expenses Before Waivers and Reimbursements (e)	~~x.xx~~1.23%	~~x.xx~~1.98%	~~x.xx~~1.98%	~~x.xx~~1.24%	~~x.xx~~0.98%

Fee Waivers and/or Expense Reimbursements (f)	-~~x.xx~~0.57%	-~~x.xx~~0.57%	-~~x.xx~~0.57%	-~~x.xx~~0.58%	-~~x.xx~~0.57%

Total Net Annual Operating Expenses (e)(f)	~~x.xx~~0.66%	~~x.xx~~1.41%	~~x.xx~~1.41%	~~x.xx~~0.66%	~~x.xx~~0.41%

(a)	The sales charge declines as the amount invested increases.

(b)	A 0.50% deferred sales charge, also known as a contingent deferred sales charge (CDSC), ~~is a one-time fee charged at the time of redemption. If you redeem~~applies to redemptions of Class A shares within one year of purchase ~~Class A shares that were~~if purchased with no initial sales charge as part of an investment of $~~1 million~~250,000 or more and ~~for which~~if the Fund’s distributor paid a sales commission~~, a 1% contingent deferred sales charge (CDSC) applies~~ on the purchase.

(c)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class B shares within six years of purchase and declines over time.

(d)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class C shares within one year of purchase.

(e)	~~Other Expenses~~Total Annual Fund Operating Expenses above differ from the amounts shown in the Fund’s Financial Highlights for its most recent fiscal year, which reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and ~~Expenses, which reflect the pro-rata portion of the~~Expense (i.e., fees and expenses ~~charged by any underlying~~of other funds in which the Fund ~~may invest, including money market funds and ETFs. Acquired Fund Fees and Expenses are less than 0.01% of the average net assets of the Fund. [confirm]~~ invested) or the full year impact of an advisory fee reduction.

(f)	Pursuant to an Expense Limitation Agreement, MCM has agreed contractually through at least October 31, 2010 to waive or limit fees or to assume other expenses of the Fund so that, on an annualized basis, the Total Net Annual Operating Expenses (other than taxes, interest, litigation, dividends and interest expense on securities sold short, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and Acquired Fund Fees and Expenses (as interpreted by the Securities and Exchange Commission from time to time)) do not exceed 0.65% for Class A and K shares, 1.40% for Class B and C shares, and 0.40% for Class Y shares. There is no guarantee that the Expense Limitation Agreement will be extended after its expiration or at the currently specified level.
EXPENSE EXAMPLE
The example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class Y Shares
1 Year	$465	$644	$244	$67	$42

3 Years	$721	$866	$566	$336	$256

5 Years	$996	$1,215	$1,015	$625	$487

10 Years	$1,782	$2,067	$2,261	$1,449	$1,149

You would pay the following expenses if you did not redeem your shares:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class Y Shares
1 Year	$465	$144	$144	$67	$42

3 Years	$721	$566	$566	$336	$256

5 Years	$996	$1,015	$1,015	$625	$487

10 Years	$1,782	$2,067	$2,261	$1,449	$1,149

The example does not reflect sales charges (loads) on reinvested dividends and other distributions because sales charges (loads) are not imposed by the Fund on reinvested dividends and other distributions.
PORTFOLIO TURNOVER
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was ~~XX~~22% of the average value of its portfolio.
PRINCIPAL INVESTMENT STRATEGIES
The advisor pursues its investment objective by investing, under normal circumstances, at least 80% of the Fund’s assets in bonds. This investment strategy may not be changed without 60 days’ prior notice to shareholders. The Fund is also subject to a “fundamental” investment policy, which cannot be changed without shareholder approval, that requires it to invest, under normal circumstances, at least 80% of its assets in securities the income from which is exempt from regular federal income tax. The Fund may, however, ~~also invest in taxable obligations, including investments that may be subject to alternative minimum tax (AMT)~~invest up to 20% of its assets in securities whose income is not considered exempt from regular federal income tax, including bonds subject to AMT and other taxable obligations. For purposes of these investment strategies, assets of the Fund means net assets plus the amount of any borrowings for investment purposes.
The advisor utilizes a quantitative approach to build an overall portfolio of municipal bonds (i.e., insured, pre-refunded, general obligation and revenue bonds) designed to achieve the best risk/reward profile. The advisor uses a fundamental approach to make individual security investment decisions.
The municipal bonds in which the Fund will invest will generally be rated A or better, or if unrated, of comparable quality. The Fund’s dollar-weighted average maturity will generally range between two and seven years.
The Fund may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis.
Cash will typically be invested in one or more money market funds that primarily hold municipal obligations.
PRINCIPAL INVESTMENT RISKS
You may lose money if you invest in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks associated with investment in the Fund are as follows:
Credit (or Default) Risk
The Fund may lose money if an issuer of a bond is unable or unwilling to make timely or principal and/or interest payments or to otherwise honor its payment obligations. Further, when an issuer suffers adverse changes in its financial condition or credit rating, the price of its debt obligations may decline and/or experience greater volatility. A change in financial condition or credit rating of a fixed income security can also affect its liquidity and make it more difficult for the Fund to sell.
Interest Rate Risk
The value of a bond may decline due to an increase in the absolute level of interest rates, or changes in the spread between two rates, the shape of the yield curve or any other interest rate relationship. Longer-term bonds are generally more sensitive to interest rate changes than shorter-term bonds.
Generally, the longer the average maturity of the bonds held by the Fund, the more the Fund’s share price will fluctuate in response to interest rate changes.
Prepayment Risk
The Fund may experience losses when an issuer exercises its right to pay principal on an obligation held by the Fund earlier than expected. This may happen during a period of declining interest rates. Under these circumstances, the Fund may be unable to recoup all of its initial investment and will suffer from having to reinvest in lower yielding securities. The loss of higher yielding securities and the reinvestment at lower interest rates can reduce the Fund’s income, total return and share price. Rates of prepayment, faster or slower than expected, could reduce the Fund’s yield, increase the volatility of the Fund and/or cause a decline in net asset value.
Municipal Securities Risk
The yields of municipal securities may move differently and adversely compared to yields of the overall debt securities markets. There could be changes in applicable tax laws or tax treatments that reduce or eliminate current federal income tax exemption on municipal securities and otherwise adversely affect the current federal or state tax status of municipal securities. Such changes also may adversely impact the value of municipal securities owned by the Fund and, as a result, the value of the Fund.
When-Issued Securities and Delayed Delivery Risk
A purchase of “when-issued” securities refers to a transaction made conditionally because the securities, although authorized, have not yet been issued. A delayed delivery or forward commitment transaction involves a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period. Purchasing or selling securities on a when-issued, delayed delivery or forward commitment basis involves the risk that the value of the securities may change by the time they are actually issued or delivered. These transactions also involve the risk that the counterparty may fail to deliver the security or cash on the settlement date. In some cases, the Fund may sell a security on a delayed delivery basis that it does not own,